    As filed with the Securities and Exchange Commission on February 6, 1997.

                                                    Registration No. 333-5680-LA

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM SB-2
                               AMENDMENT NO. 4 TO
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             -----------------------
                               DECHTAR DIRECT INC.
             (Exact name of registrant as specified in its charter)

         California                      7331                  94-3100168
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
    of incorporation or        Classification Code Number)   Identification
        organization)                                            Number)

                                 245 11th Street
                             San Francisco, CA 94103
                                 (415) 863-3005
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             -----------------------
                                Thomas L. Lackman
                                    President
                               DechTar Direct Inc.
                                 245 11th Street
                            San Francisco, CA  94103
                                 (415) 863-3005
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             -----------------------
                                   COPIES TO:

                              Horace L. Nash, Esq.
                            Richard G. Costello, Esq.
                Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                           A Professional Corporation
                       Three Embarcadero Center, 7th Floor
                            San Francisco, CA  94111
                             -----------------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                             -----------------------
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Number of the earlier effective Registration Date for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Number of the earlier effective Registration Statement for the same offering. / /
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             -----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              DECHTAR  DIRECT  INC.
                                3,850,000 SHARES
                                  COMMON STOCK

     Of the 3,850,000 shares of Common Stock of DechTar Direct Inc. ("DechTar" or the "Company") being offered by this Prospectus, 2,306,840 are being offered by the Company and 1,543,160 are being offered on behalf of the Selling Shareowners (the "Offering"). See "Principal and Selling Shareowners." The Company will receive no proceeds from sales by Selling Shareowners. The shares are being sold directly by the Company on a "Minimum/Maximum" basis subject to subscription and payment for not less than 480,000 shares (the "Minimum") and not more than 3,850,000 shares (the "Maximum"). Until subscriptions for the Minimum are received, all subscription payments will be held in escrow and will be refunded to subscribers in the event the Minimum is not sold. Until the Minimum is sold, purchases by officers, directors and other employees of the Company will be limited to 10% of the Minimum. There is no corresponding limit
on shareowners.  The minimum purchase is 100 shares.   See "Use of Proceeds" and
"Plan of Distribution."

     Prior to the Offering, there has been no public market for shares of the Company's Common Stock; therefore, the public offering price has been determined by the Company. There can be no assurance that the Common Stock will be approved for listing on any stock exchange or that any active trading market will develop or be sustained. See "Risk Factors" and "Shares Eligible for Future Resale."

     The Offering will be terminated upon the earliest of: The sale of the Maximum, twelve months after the date of this Prospectus, or the date on which the Company decides to terminate the Offering.

THE OFFERING INVOLVES SPECULATIVE SECURITIES SUBJECT TO A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 4.

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                         UNDERWRITING                    PROCEEDS TO
                                        PRICE TO         DISCOUNTS AND    PROCEEDS TO      SELLING
                                         PUBLIC          COMMISSIONS (1)  COMPANY (2)    SHAREOWNERS
----------------------------------------------------------------------------------------------------
Per Share                                $6.25               None           $6.25          $6.25
----------------------------------------------------------------------------------------------------
Total Minimum (480,000 shares)          $3,000,000           None          $1,337,844     $1,662,156
----------------------------------------------------------------------------------------------------
Total Maximum (3,850,000 shares)       $24,062,500           None         $14,417,750     $9,644,750
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) The shares will be sold through the Company's President, who will not receive any commission. See "Plan of Distribution."
(2) Before deducting estimated offering expenses payable by the Company of $450,000 at the Minimum and $976,500 at the Maximum.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 6, 1997.

                       Overlay to Cover Page of Prospectus - Graphical representation representing "DECHTAR DIRECT INTIMATE TREASURES LOVE STUFF CHAIN MALE" in various sequences.

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13
Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     14
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . .     15
Management's Discussion and Analysis of
     Financial Condition and Results of Operations . . . . . . . . . . .     16
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     24
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     31
Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . .     36
Principal and Selling Shareowners. . . . . . . . . . . . . . . . . . . .     38
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . .     42
Shares Eligible for Future Resale. . . . . . . . . . . . . . . . . . . .     43
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .     44
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     47
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     47
Additional Information . . . . . . . . . . . . . . . . . . . . . . . . .     47
Index to Financial Statements  . . . . . . . . . . . . . . . . . . . . .     F-1

     The Company is not currently subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). As a result of the Offering, the Company expects to become subject to such requirements and, in accordance therewith, will file periodic reports, proxy materials and other information with the Securities and Exchange Commission. The Company will furnish its shareowners with annual reports containing financial statements audited by an independent public accounting firm after the end of its fiscal year and quarterly reports with unaudited financial information for the first three quarters of each fiscal year. The Company's fiscal year ends on the fourth Wednesday in December; commencing in 1997 the Company will report its results on a calendar year basis.

     UNTIL MAY 7, 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

     INTIMATE TREASURES-Registered Trademark- and MAIL ORDER USA-Registered Trademark- are registered trademarks of the Company. CHAIN MALE, LOVE STUFF and WEBGUARD are trademarks of the Company. This Prospectus also includes tradenames and trademarks of companies other than the Company.

Photograph of DechTar corporate headquarters - exterior.
[PHOTO]
DechTar Direct, Inc. is the largest advertising company in North America specializing in the adult entertainment and mail order industries.

Photographs of DechTar staff at work.
[PHOTOS]

Photograph of DechTar personnel and guests at social function.
[PHOTO]

The Company provides clients with full advertising agency services including creative design, pre-press production and desktop publishing.

Photograph of Dechtar personnel gathered for group photo at corporate headquarters.
[PHOTO]
Management includes marketing, computer engineering and design professionals with extensive experience in the adult marketplace.

Photograph of computer equipment.
[PHOTO]
All Company advertisements are produced in-house on a Macintosh based publishing system which includes color separation and digitizing capabilities.

Photograph of DechTar senior management team.
[PHOTO]
Management includes marketing, computer engineering and design professionals with extensive experience in the adult marketplace.

Photograph of covers of five magazines in which DechTar has placed advertisements.
[PHOTO]
In 1996, DechTar placed 585 full-page, four-color advertisements in 65 national magazines and mailed 125 million pages of it's catalog-of-catalogs advertising.

                                  PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THEIR NOTES, APPEARING LATER IN THIS PROSPECTUS. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFERING.

THE COMPANY
    DechTar Direct Inc. (the "Company") is the largest advertising company in North America specializing in the adult entertainment and adult mail-order industries. The Company provides catalog lead generation and response services, provides full-service advertising agency services, and sells advertising space to clients throughout the United States and Canada. The Company also is developing access blocking software for use by adult-oriented sites on the Internet and the World Wide Web.

    CATALOG REQUEST PROGRAMS. The Company's catalog request programs generate leads for direct mail clients by advertising client catalogs, primarily in national magazines, package inserts and the Company's INTIMATE TREASURES catalog-of-catalogs. The Company's clients are mail-order and publishing companies which contract with the Company for inclusion in the Company's advertisements, inserts and mailings. The Company currently has over 300 active clients offering approximately 700 catalogs and publications through its catalog advertising program. In 1996, the Company's catalog program advertising included 585 full-page, four-color advertisements in 65 national magazines, including COSMOPOLITAN, PLAYBOY, PENTHOUSE and AMERICAN WOMAN. In addition, the Company mailed approximately 125 million pages of its catalog-of-catalogs advertising.

    AGENCY SERVICES.  The Company provides clients with traditional advertising
agency services, including:   Creative design; pre-press production; desktop
publishing; print and advertising space brokerage; media and circulation planning; and list rental. The Company also sells advertising space in its catalog-of-catalogs and supplements.

    ACCESS BLOCKING SOFTWARE. In June 1996, the Company announced the development of proprietary software designed to help providers of adult materials on the Internet and the World Wide Web block the access to these materials by minors. This service, to be marketed under the name WEBGUARD, also will permit providers of adult materials through the Internet and the World Wide Web to block access to such materials by persons in those U.S. communities where standards may be inconsistent with the materials offered. This software and related service currently is being tested and the Company currently expects it to be available in 1997.

    The Company was incorporated in the State of California on July 24, 1989. Its corporate offices are located at 245 Eleventh Street, San Francisco, CA 94103; telephone 415-863-3005; facsimile 415-863-3004; email at
info@dechtar.com; and the Company's site on the World Wide Web at http://www.dechtar.com.

THE OFFERING                                   MINIMUM             MAXIMUM

Common Stock Offered by
 the Company . . . . . . . . . . . . .      214,055 shares    2,306,840 shares

Common Stock Offered by
 the Selling Shareowners . . . . . . .      265,945 shares    1,543,160 shares


Offering Price . . . . . . . . . . . .      $6.25 per share

Common Stock Outstanding
 After the Offering (1). . . . . . . .   13,687,965 shares   15,780,750 shares

Plan of Distribution . . . . . . . . .  The Company is selling shares of Common
                                        Stock on behalf of the Company and
                                        certain Selling Shareowners, subject to
                                        a Minimum Offering of 480,000 shares and a Maximum Offering of 3,850,000 shares. See "Plan of Distribution."

Use of Proceeds  . . . . . . . . . . .  For expansion of catalog advertising and mailings; expansion of agency services
                                        marketing; development and marketing of
                                        proprietary software products; potential acquisitions; and working capital. See "Use of Proceeds."

------------
(1) Excludes 1,645,897 shares of Common Stock issuable upon exercise of outstanding options and warrants and 809,103 shares of Common Stock reserved for issuance and available for grant under the Company's stock option plan.

    Except as otherwise noted, information in this Prospectus assumes the conversion of all of the Company's outstanding shares of Series A and Series B Convertible Preferred Stock (together, the "Preferred Stock") into Common Stock, and is adjusted to reflect a 16-for-1 common stock split on December 20, 1995, and a 7-for-1 common stock split on April 26, 1996.



    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AFTER THE DATE HEREOF.

SUMMARY FINANCIAL DATA


                                                               YEAR ENDED                     NINE MONTHS ENDED
                                                      ------------------------------    ------------------------------
                                                      DECEMBER  28,    DECEMBER  27,    SEPTEMBER 27,    SEPTEMBER 25,
STATEMENTS OF OPERATIONS DATA:                            1994             1995             1995             1996
                                                      -------------    -------------    -------------    -------------
Revenues . . . . . . . . . . . . . . .                $6,146,488       $7,742,585       $6,213,835       $7,026,230
Cost of revenues . . . . . . . . . . .                 4,108,388        5,038,230        3,954,197        5,054,045
                                                      -------------    -------------    -------------    -------------
 Gross profit. . . . . . . . . . . . .                 2,038,100        2,704,355        2,259,638        1,972,185
Selling, general and administrative expense            1,497,748        2,311,497        1,671,684        2,010,736
                                                      -------------    -------------    -------------    -------------
     Income (loss) from operations                       540,352          392,858          587,954          (38,551)
Interest expense, net. . . . . . . . . . . . .           165,018          163,765          138,374           50,201
                                                      -------------    -------------    -------------    -------------
     Net income (loss) before income taxes . .           375,334          229,093          449,580          (88,752)
Provision (benefit) for income taxes .                   167,904          107,920          211,786          (28,041)
                                                      -------------    -------------    -------------    -------------
                      Net income (loss) . . . .       $  207,430       $  121,173       $  237,794       $  (60,711)
                                                      -------------    -------------    -------------    -------------
                                                      -------------    -------------    -------------    -------------

Earnings (loss) per share. . . . . . .                     $0.02            $0.01            $0.02           $(0.01)
Weighted average common shares outstanding            11,200,000       12,635,368       11,200,000       13,216,089

                                                                            SEPTEMBER 25, 1996
                                DECEMBER 27, 1995        -----------------------------------------------------
                                     ACTUAL               ACTUAL    AS ADJUSTED(1)           PRO FORMA (2)
                                    --------             --------  ----------------    -----------------------
BALANCE SHEET DATA:                                                                    MINIMUM         MAXIMUM
                                                                                       -------         -------
Working capital. . . . .         $  (501,951)        $  (591,324)   $  (251,924)    $  635,920    $13,189,326
Total assets . . . . . .           4,222,747           5,427,967      5,767,367      6,655,211     19,208,617
Long-term debt . . . . .             554,117             477,230        477,230        477,230        477,230
Shareowners' equity. . .           1,114,302           1,595,421      1,934,821      2,822,665     15,376,071


-----------
(1) Includes $14,400 and $325,000 received subsequent to September 25, 1996, in connection with the sale of Series A and Series B Convertible
    Preferred Stock, respectively.
(2) Reflects the application of the estimated Minimum and Maximum net proceeds of the Offering. See "Use of Proceeds."

                                     RISK FACTORS

    AN INVESTMENT IN THE SHARES BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD TO RISK THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING SHARES.

                                    OFFERING RISKS

POSSIBLE LACK OF PUBLIC MARKET
    The shares offered hereby have been registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and will be freely tradable under federal securities laws. However, the shares have not been registered or qualified under the securities laws of all fifty states and may not be sold to persons who are residents of any such state unless they are subsequently registered or qualified or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer. The Company does not currently meet the requirements for listing or quotation on a national securities exchange or in the Nasdaq market. There can be no assurance that the Common Stock will be approved for listing on any stock exchange or that any active trading market will develop or be sustained. Until the Offering is terminated, any potential purchaser of Common Stock will be able to purchase shares from the Company at the initial offering price; therefore, the Company does not anticipate that the market price will exceed the initial offering price until the Offering is terminated, if ever.

NO PROCEEDS TO THE COMPANY FROM SALES BY SELLING SHAREOWNERS
    Of the shares offered by this Prospectus, the Company will sell only
214,055 shares for its own account in the event the Minimum Offering is completed, and only 2,306,840 shares for its own account in the event the Maximum Offering is completed. The other shares sold in the Offering will be sold on behalf of the Selling Shareowners (265,945 shares in the event the Minimum Offering is completed and 1,543,160 shares in the event the Maximum Offering is completed). The Company will receive no proceeds from any sales by Selling Shareowners. Shares may be offered and sold on behalf of the Company and the Selling Shareowners in any number of closings after the Minimum has been sold, until the Offering is terminated. At the Minimum, approximately 45% of the shares will be sold for the account of the Company. In each subsequent closing, approximately 57% of the shares will be sold on behalf of the Company until an aggregate of 2,760,800 shares have been sold in the Offering. Approximately 71% of the shares sold in the Offering in any closing thereafter will be sold for the Company's account. At the time of any closing subsequent to the Minimum, an investor will be unable to determine from this Prospectus the precise aggregate number of shares sold to that date, and accordingly the investor will be uncertain whether approximately 57% or approximately 71% of the shares being sold in such closing are being sold for the Company's account. The Company will provide a supplement to this Prospectus at such time as the Minimum Offering has been sold, and a further supplement to this Prospectus at such time as 2,760,800 shares have been sold. Such supplements will include statements
(i) that at least such number of shares
have been sold, (ii) that until an aggregate of 2,760,800 shares are sold, approximately 57% of the shares sold in any subsequent closing will be sold for the Company's account, and (iii) that after 2,760,800 shares have been sold, approximately 71% of the remaining shares sold in any subsequent closing will be sold for the Company's account. See "Plan of Distribution" and "Use of Proceeds."

RISK OF MARKET SATURATION
    Shares sold in the Offering will be sold on behalf of both the Company and the Selling Shareowners. The Company will receive no proceeds of any sales by Selling Shareowners. Only a limited market, if any, exists for shares of the Company's Common Stock. As a result, shares sold on behalf of the Selling Shareowners could deprive the Company of an opportunity to sell shares for its own account, and the potential net proceeds to the Company could be reduced accordingly. There can be no assurance that the Minimum or any other number of shares will be sold in the Offering. See "Plan of Distribution," "Use of Proceeds" and "Dilution."

POSSIBLE VOLATILITY OF STOCK PRICE
    Prior to the Offering, there has been no market for the Company's Common Stock. The initial offering price was determined by the Company based upon several factors. See "Plan of Distribution--Determination of Offering Price" for a discussion of the factors considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations.

RESALES OF SHARES
    Sales of a substantial number of shares of Common Stock in a public trading market, if any is established, following the Offering could adversely affect the market price for the Company's Common Stock. Upon completion of the Offering and assuming the sale of the Maximum, the Company will have 15,780,750 shares of Common Stock outstanding. Of these, the 3,850,000 shares sold in the Offering will be available for immediate sale in the public market. Ninety days after the date of this Prospectus, 10,472,000 shares of Common Stock will be eligible for resale under Rule 144 under the Securities Act, subject to the notice, volume and other limitations of Rule 144 (other than holding period limitations). An additional 1,022,000 shares of Common Stock will be eligible for sale under Rule 144 subject to the foregoing limitations within one year of the date of this Prospectus. In addition, ninety days after the date of this Prospectus, up to 1,127,000 shares issuable under then-exercisable options could be resold in the public market under Rule 701 under the Securities Act, subject to certain limitations set forth in Rule 701. See "Shares Eligible for Future Resale."

DILUTION
    The initial public offering price is substantially higher than the book value per outstanding share of Common Stock prior to the Offering. Accordingly, purchasers in the Offering will suffer an immediate and substantial dilution of $6.04 (or 97%) if the Minimum is sold to $5.17 (or 83%) if the Maximum is sold in the net book value per share of the Common Stock from the initial public offering price. Additional dilution will occur upon exercise of outstanding options. See "Dilution."

NO DIVIDENDS
    The Company has not paid dividends from its inception and it anticipates that it will not pay dividends for the foreseeable future. See "Dividend Policy."

ESCROW PERIOD BEFORE SHARES MAY BE ISSUED OR FUNDS RETURNED
    This Offering is a Minimum/Maximum offering. Only until the Minimum is sold, all subscription payments will be deposited into an escrow account. The escrowed funds will be released to the Company and the Selling Shareowners when the Minimum is sold, or will be refunded to the subscribers without interest and without any deduction for expenses if the Minimum is not sold. Until the Company accepts funds for the Minimum, purchasers will be subscribers and not shareowners of the Company. During the Escrow Period, subscribers will have no right to a return of their subscription payment and could be without funds for
up to twelve months.   See "Plan of Distribution--Escrow of Minimum Proceeds."

CONTROL OF COMPANY BY MANAGEMENT
    The current management of the Company holds a substantial majority of the Company's Common Stock. The owners of Common Stock are entitled to one vote for each share held, with cumulative voting for directors; provided, however, that the Company's Bylaws provide for the termination of cumulative voting upon the Company's listing on a national exchange or national market quotation system. This means that the owners of a majority of the shares voting for the election of directors can elect a majority of the directors to be elected if they choose to do so. The officers and directors of the Company currently hold 88.8% of the outstanding shares of the Company's Common Stock (84.9% assuming conversion of the outstanding Preferred Stock). After completion of the Offering, if the Maximum is sold, the officers and directors will hold 67.8% of the outstanding shares of the Company's Common Stock (82.9% if the Minimum is sold) and will continue to control the Company as well as the outcome of any matters submitted to a vote of the Company's shareowners and have the power to determine all management policy and financing decisions. See "Management" and "Description of Capital Stock."

NO SPECIFIC USE OF PROCEEDS
    The Company intends to use the net proceeds of the Offering primarily for general corporate purposes, including working capital and potential acquisitions and strategic investments. Accordingly, management will have significant discretion in allocating the net proceeds of the Offering. See "Use of Proceeds."

                                    BUSINESS RISKS

MANAGEMENT OF POTENTIAL GROWTH
    The Company's potential growth is expected to place a significant strain on its managerial, operational and financial resources. To manage growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. To support such growth, the Company's operating expenses may increase faster than its revenues for the foreseeable future, which may result in operating losses. There can be no assurance that the Company will be able to manage effectively the expansion of its operations. Any inability to manage growth effectively could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Future Plans."

DEPENDENCE UPON KEY PERSONNEL
    The Company's performance is substantially dependent upon the performance of its senior management team, which currently is composed of a small number of individuals. The loss of the services of any of its senior management personnel could have a material adverse effect upon the business, results of operations and financial condition of the Company. The Company has no employment agreements with its key personnel, other than an "at-will" agreement with Thomas
L. Lackman, President of the Company. The Company also maintains "key-life" insurance on certain of its executive officers.

    The Company's future success also depends upon its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key managerial and technical employees or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business--Employees" and "Management."

NO ASSURANCE OF AVAILABILITY OF FINANCING
    The Company has had negative working capital in each of the last three fiscal years. If the proceeds of the Offering, together with funds generated by operations and other sources of liquidity, are insufficient to finance the Company's continued growth, additional funds may need to be raised from public or private financing sources. If additional funds are raised by issuing equity securities, existing shareowners will have their proportionate ownership diluted. If debt financing is obtained, the interest expense and repayment will reduce earnings and cash flow. There can be no assurance that equity or debt financing will be available. Should the Company not be able to secure additional debt or equity financing, it may be forced to limit growth. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNDEVELOPED MARKET
    An element of the Company's business strategy is the development and introduction of WEBGUARD, its proprietary software and access blocking service for adult sites on the Internet and the World Wide Web. The market for these services only recently has begun to develop and is evolving rapidly. It is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance either that the market for the Company's WEBGUARD services will develop or that demand for WEBGUARD will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business--WEBGUARD Access Blocking Software."

UNCERTAIN PRODUCT DEVELOPMENT
    The Company's WEBGUARD software and service is only in the testing phase, and is unproven. Any failure of the Company effectively to develop and introduce this software and service could materially adversely affect the Company's business, results of operations and financial condition. See "Business--WEBGUARD Access Blocking Software."

LEGAL RESTRICTIONS
    A significant portion of the Company's clientele distributes sexually oriented materials. Accordingly, the Company may be subject to heightened scrutiny by officials seeking to enforce federal obscenity laws or similar laws in existence in the states where the Company does business. Becoming the object of enforcement proceedings could be expensive for the Company, and the Company's business, results of operations and financial condition could be materially adversely affected. See "Business--Legal Restrictions."

DEPENDENCE UPON MAJOR CUSTOMER
    During fiscal 1995 and 1996, the Company's largest customer, Voyages Catalog Group, Inc. ("VCG"), accounted for approximately 27% and 39%, respectively, of the Company's revenues. VCG is owned 100% by Terri N. Hess, Chief Executive Officer of the Company. If VCG were to cease being a client of the Company, the Company's business, results of operations and financial condition could be materially adversely affected. See "Certain Transactions."

TRANSACTIONS WITH INSIDERS
    The Company has engaged in several transactions with Voyages Catalog Group, Inc. ("VCG"), which is owned by Terri N. Hess, the Company's Chief Executive Officer and principal shareowner. See "Certain Transactions." It is possible that the Company may enter into transactions with VCG in the future and certain conflicts of interest may arise in connection with such transactions.

OBLIGATIONS TO REPURCHASE MANAGEMENT STOCK
    The Company has entered into agreements with two of its senior executives pursuant to which it is obligated to repurchase the shares of the Company's Common Stock owned by such persons. The repurchase obligation is incurred upon the termination of employment of such persons, including voluntary termination. If the Company is required to repurchase such shares, it could have a material adverse effect upon the Company's business, results of operations or financial condition. See "Management--Employment Agreements."

COMPETITION
    The Company's competitors and potential competitors include: Large lead-generation and advertising agency concerns which generally do not currently service a significant portion of the adult entertainment market; large adult entertainment industry companies which currently do not provide the services that the Company provides; and a number of smaller companies which currently compete with the Company. There can be no assurance that one or more major agencies or large adult entertainment companies will not choose to enter this market, applying greater financial and marketing resources, operating experience and name recognition than the Company, or that smaller competitors will not expand faster and more successfully than the Company. In addition, the Company may face competition from newly developing direct marketing channels, such as interactive home computers and television home shopping. See "Business--Market Conditions and Competition."

TRADEMARKS AND PROPRIETARY RIGHTS
    The Company regards its trademarks, trade dress, service marks, trade secrets and similar intellectual property as important to its success, and relies upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company.

INTEGRATION OF POTENTIAL UNSPECIFIED ACQUISITIONS
    In the event the Company sells the Maximum, the Company may utilize up to $4 million to acquire, or make significant investments in, complementary companies, products or technologies, although no such acquisitions or investments currently are pending. Shareowners would not be able to review the financial statements of any unspecified acquisitions that may be made by the Company. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, additional expense associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. See "Use of Proceeds" and "Business--Future Plans."

FLUCTUATIONS IN QUARTERLY RESULTS
    The Company has experienced, and expects to experience in the future, significant fluctuations in revenues and operating results from quarter to quarter. Factors that could cause the fluctuations include: Lag times between the incurrence of advertising expense and the realization of revenue; mix of products and services sold; timing of delivery of new products and services by the Company and its competitors; regulatory developments; general industry and economic conditions; and the costs associated with catalog production, distribution and advertising. See "Risk Factors--Dependence upon Major Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

    Due to the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. It is possible that, in some future quarters, the Company's operating results will be below the expectations of investors. In such event, the investment made hereby in the Common Stock could be materially and adversely affected.

LIMITING LIABILITY OF DIRECTORS
    The Company has adopted provisions in its Articles of Incorporation that eliminate, to the fullest extent permissible under California law, the liability of its directors to the Company for monetary damages. See "Description of Capital Stock--Indemnification of Directors and Officers."

AVAILABILITY OF "BLANK CHECK" PREFERRED STOCK
    The Company's Board of Directors has the authority to issue up to
10,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without further vote or action by the shareowners. The rights of the owners of Common Stock will be subject to, and may be adversely affected by, the rights of the owners of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding
stock of the Company.   See "Description of Capital Stock."

                                   USE OF PROCEEDS

    The net proceeds available to the Company from the sale of the shares in the Offering are estimated to be approximately $887,844 if the Minimum is sold (214,055 shares sold on behalf of the Company) and $13,441,250 if the Maximum is sold (2,306,840 shares sold on behalf of the Company), after deducting expenses of the Offering (estimated to be $450,000 at the Minimum and $976,500 at the Maximum). In addition, for purposes of example, if 2,165,000 shares are sold in the Offering (1,151,527 shares sold on behalf of the Company), the net proceeds available to the Company are estimated to be approximately $6,497,044 after deducting estimated expenses of $700,000. The Company will not receive any proceeds from the sales of any shares by the Selling Shareowners. The Company expects to use the net proceeds for the purposes outlined below.


                                                              MINIMUM(1)              MIDPOINT(2)              MAXIMUM(3)
                                                              ----------              -----------              ----------
1. Expansion of catalog
   program advertising . . . . . . . . . . . . .    $    440,000       50%   $  2,500,000       38%   $  5,000,000       37%
2. Expansion of agency
   services. . . . . . . . . . . . . . . . . . .         175,000       20%      1,000,000       15%      2,000,000       15%
3. Software development
   and marketing . . . . . . . . . . . . . . . .          90,000       10%        500,000        8%      1,000,000        7%
4. Potential acquisitions. . . . . . . . . . . .               -        0%      1,500,000       23%      4,000,000       30%
5. Working capital . . . . . . . . . . . . . . .         182,844       20%        997,044       16%      1,441,250       11%
                                                    ----------------------   ----------------------   ----------------------
                                                      $  887,844      100%   $  6,497,044      100%    $13,441,250      100%
                                                    ----------------------   ----------------------   ----------------------
                                                    ----------------------   ----------------------   ----------------------


------------
(1) At the Minimum Offering, 480,000 shares will be sold, of which 214,055 shares will be sold on behalf of the Company.
(2) If 2,165,000 shares are sold in the Offering, 1,151,527 will be sold on behalf of the Company.
(3) At the Maximum Offering, 3,850,000 shares will be sold, of which 2,306,840 shares will be sold on behalf of the Company.

    EXPANSION OF CATALOG PROGRAM ADVERTISING.  The Company intends to expand its catalog programs by: Increasing its media advertising of catalog programs; more frequent mailings of its INTIMATE TREASURES catalog-of-catalogs; developing new catalog lead-generation programs; and increasing sales and marketing efforts to expand its client base.

    EXPANSION OF AGENCY SERVICES. The Company plans to expand its agency services by adding sales and marketing staff, office facilities and technical equipment to increase its client base and strengthen its technical capabilities to deliver additional services to existing clients.

    SOFTWARE DEVELOPMENT AND MARKETING. The Company intends to develop a specialized sales and marketing group to market WEBGUARD nationally. It also will continue to develop the WEBGUARD software to expand its applications.

    POTENTIAL ACQUISITIONS. The Company will seek to acquire businesses with technical capabilities and lines of business complementary to those now performed in-house. The Company expects that any such acquisitions would be related to the adult entertainment industry, potentially including publishing companies and technical service providers. The Company currently has no plans, proposals, agreements, understandings or negotiations with respect to potential acquisitions.

    WORKING CAPITAL. Proceeds of the Offering also will be used for working capital purposes, such as general office equipment upgrade and expansion, general corporate purposes and contingency reserves.

    The Company does not anticipate changes in the proposed allocation of estimated net proceeds of the Offering. However, the Company reserves the right to make changes, if management believes those changes are in the best interests of the Company.


                                   DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock since its inception. The Board of Directors currently intends to reinvest any earnings in the Company's business. Therefore, the Company does not expect to pay any cash dividends in the foreseeable future.

                                    CAPITALIZATION

    The following table shows the capitalization of the Company on September 25, 1996, as adjusted for the subsequent issuances of Preferred Stock, and pro forma to reflect the sale of the Minimum and the Maximum number of shares being offered and the application of the estimated net proceeds as described under "Use of Proceeds."


                                                                               SEPTEMBER 25, 1996
                                                           -------------------------------------------------------
                                                              ACTUAL    AS ADJUSTED(1)        PRO FORMA (2)
                                                           ----------   --------------   -------------------------
                                                                                           MINIMUM        MAXIMUM
                                                                                           -------        -------
Short-term debt:
 Notes payable                                             $  407,955     $  407,955     $  407,955     $  407,955
 Current capital lease obligations                             38,088         38,088         38,088         38,088
                                                           ----------     ----------     ----------     ----------
   Total short-term debt                                      446,043        446,043        446,043        446,043
                                                           ----------     ----------     ----------     ----------
Long-term debt:
 Notes payable                                                255,791        255,791        255,791        255,791

 Long-term capital lease obligations                           61,335         61,335         61,335         61,335
                                                           ----------     ----------     ----------     ----------
   Total long-term debt                                       317,126        317,126        317,126        317,126
                                                           ----------     ----------     ----------     ----------

Common stock subject to redemption,
 1,680,000 shares issued and outstanding                        5,033          5,033          4,939          4,278

Shareowners' equity:
 Common stock, no par value,
   25,000,000 shares authorized,
   11,207,000 issued and outstanding                          433,626        433,626      2,334,391     14,887,797
 Preferred stock, no par value, 10,000,000
   shares authorized:
   Series A convertible preferred stock,
     56,690 shares issued and outstanding,
     actual;  and 58,130 shares issued and
     outstanding, as adjusted                                 459,338        472,921              0              0
   Series B convertible preferred stock,
     71,667 shares issued and outstanding,
     actual; and 180,000 shares issued and
     outstanding, as adjusted                                 214,183        540,000              0              0
 Retained earnings                                            488,274        488,274        488,274        488,274
                                                           ----------     ----------     ----------     ----------
   Total shareowners' equity                                1,595,421      1,934,821      2,822,665     15,376,071
                                                           ----------     ----------     ----------     ----------

 Total capitalization                                      $2,363,623     $2,703,023     $3,590,773    $16,143,518
                                                           ----------     ----------     ----------     ----------
                                                           ----------     ----------     ----------     ----------


------------

(1) Includes $14,400 and $325,000 received subsequent to September 25, 1996, in connection with the sale of Series A and Series B Convertible Preferred Stock, respectively.
(2) Pro forma to reflect the application of the estimated net proceeds of the Offering at the Minimum and the Maximum. See "Use of Proceeds."

                                       DILUTION

    The net book value of the Company on September 25, 1996, as adjusted to reflect subsequent sales of Common Stock and Preferred Stock, was $1,934,821 or $0.15 per share of Common Stock. Assuming the sale of the Minimum and the Maximum shares and the application of the net proceeds to the Company, the pro forma net book value of the Company on September 25, 1996, would be $2,822,664 and $15,376,070, or $0.21 and $1.08 per share, respectively. This represents an immediate increase in net book value per share to existing shareowners of $0.06 and $0.93, respectively, and an immediate dilution per share of $6.04 (97%) and $5.17 (83%), respectively, to new investors purchasing in the Offering.

    The following table illustrates the per-share dilution in net tangible book value per share to new investors:


                                                                      MINIMUM                 MAXIMUM
                                                                   480,000 SHARES         3,850,000 SHARES
                                                                -------------------      ------------------
Public offering price per share . . . . . . . . . . . . . .                   $6.25                   $6.25
   Pro forma net tangible book value per share
       as of September 25, 1996 . . . . . . . . . . . . . .       $0.15                   $0.15
   Increase in net tangible book value per share
       attributed to new investors. . . . . . . . . . . . .        0.06                    0.93
                                                                   ----                    ----
Pro forma net tangible book value per share
   as of September 25, 1996, after the Offering . . . . . .                    0.21                    1.08
                                                                               ----                    ----
Net tangible book value dilution per share
   to new investors . . . . . . . . . . . . . . . . . . . .                   $6.04                   $5.17
                                                                               ----                    ----
                                                                               ----                    ----


    The following table sets forth on a pro forma basis as of September 25, 1996, the difference between existing shareowners (net of shares sold in the Offering) and new investors purchasing shares in the Offering:


                                SHARES PURCHASED        TOTAL CONSIDERATION
                             --------------------     ----------------------   AVERAGE PRICE
                               NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                              --------    --------    ----------   ---------   -------------
MINIMUM SOLD:
Existing shareowners . .     13,207,965       98%   $  1,433,222       52%        $0.1085
New investors. . . . . .        214,055        2       1,337,844       48          6.2500
                             ----------   -------     ----------   -------
   Total . . . . . . . .     13,422,020      100%   $  2,771,066      100%
                             ----------   -------     ----------   -------
                             ----------   -------     ----------   -------

MAXIMUM SOLD:
Existing shareowners . .     11,930,750       84%   $  1,294,629        8%        $0.1085
New investors. . . . . .      2,306,840       16      14,417,750       92          6.2500
                             ----------   -------     ----------   -------
   Total . . . . . . . .     14,237,590      100%    $15,712,379      100%
                             ----------   -------     ----------   -------
                             ----------   -------     ----------   -------


                               SELECTED FINANCIAL DATA

    The statements of operations for fiscal years 1995 and 1994 have been derived from the audited Financial Statements contained herein. The statements of operations for fiscal years 1990-1993 and for the nine-month periods ended September 25, 1996, and September 27, 1995, and the balance sheet data at September 25, 1996, and September 27, 1995, have been derived from unaudited financial statements of the Company and reflect, in management's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for these periods. Results of operations for any interim period are not necessarily indicative of results to be expected for the full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and their Notes included herein.


                                                                  YEAR ENDED DECEMBER
                                ---------------------------------------------------------------------------------------
                                    1990           1991           1992           1993           1994           1995
                                ------------   ------------   ------------   ------------   ------------   ------------
STATEMENTS OF OPERATIONS:
Revenues . . . . . . . . . .    $  1,479,143   $  3,249,307   $  3,700,127   $  5,166,314   $  6,146,488   $  7,742,585
Cost of revenues . . . . . .         948,255      2,200,258      2,395,635      3,578,645      4,108,388      5,038,230
Gross profit . . . . . . . .         530,888      1,049,049      1,304,492      1,587,669      2,038,100      2,704,355
Selling, general and
  administrative and
  interest expense . . . . .         381,442        851,781        912,147      1,362,937      1,662,766      2,475,262
Net income (loss) before
  income taxes . . . . . . .         149,446        197,268        392,345        224,732        375,334        229,093
Provision (benefit) for
  income taxes . . . . . . .          60,493         79,562        165,389         93,155        167,904        107,920
Net income (loss). . . . . .          88,953        117,706        226,956        131,577        207,430        121,173
Net income (loss) per share.            0.01           0.02           0.02           0.01           0.02           0.01
Weighted average shares
  outstanding. . . . . . . .       6,720,000      6,720,000     11,200,000     10,873,333     11,200,000     12,635,368

BALANCE SHEET DATA:
Working capital. . . . . . .          60,601         96,218        (36,666)       (84,796)      (584,229)      (501,951)
Total assets . . . . . . . .         540,646      1,496,517      1,768,587      2,331,075      2,926,570      4,222,747
Total liabilities. . . . . .         434,371      1,272,536      1,317,650      2,098,560      2,486,624      3,103,412
Shareowners' equity. . . . .         106,275        223,048        450,004        231,582        439,013      1,114,302
Debt/equity ratio. . . . . .             4.1            5.7            2.9            9.0            5.7            2.8

                                     NINE MONTHS ENDED
                                 ----------------------------
                                SEPTEMBER 27,  SEPTEMBER 25,
                                     1995           1996
                                 -------------  -------------
STATEMENTS OF OPERATIONS:
Revenues . . . . . . . . . .    $  6,213,835   $  7,026,230
Cost of revenues . . . . . .       3,954,197      5,054,045
Gross profit . . . . . . . .       2,259,638      1,972,185
Selling, general and
  administrative and
  interest expense . . . . .       1,810,058      2,060,937
Net income (loss) before
  income taxes . . . . . . .         449,580        (88,752)
Provision (benefit) for
  income taxes . . . . . . .         211,786        (28,041)
Net income (loss). . . . . .         237,794        (60,711)
Net income (loss) per share.            0.02          (0.01)
Weighted average shares
  outstanding. . . . . . . .      11,200,000     13,216,089

BALANCE SHEET DATA:
Working capital. . . . . . .      (1,109,157)      (591,324)
Total assets . . . . . . . .       4,508,435      5,427,967
Total liabilities. . . . . .       3,830,695      3,827,513
Shareowners' equity. . . . .         676,807      1,595,421
Debt/equity ratio. . . . . .             5.7            2.4


                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS, INCLUDING THEIR NOTES, AND "CAPITALIZATION" AND "SELECTED FINANCIAL DATA" APPEARING ELSEWHERE IN THIS PROSPECTUS. OPERATING DATA PRESENTED IN THIS DISCUSSION ARE UNAUDITED.

OVERVIEW
    DechTar Direct Inc. commenced operations in 1989, marketing lead generation and response services for catalog mail-order clients. Since 1989, the Company has expanded its lines of business to include advertising agency services, advertising space sales and name list rental. In 1996, the Company entered into Internet-related services and expanded audiotext marketing.

    The Company recognizes revenues and costs for its catalog request program over the estimated advertising response period, which is generally six months. Catalog advertising space revenues are recognized at the time of publication. List rental and agency services revenues are recognized as services are rendered and the related costs are expensed as incurred.

    The Company's revenues and gross profits have increased each year since it was founded. Revenues have increased by a compounded annual growth rate of 48% per year since 1989. Although the Company has experienced significant growth in revenues each year since its inception, prior growth rates are not necessarily indicative of future operating results. Moreover, there can be no assurance that profitability or significant revenues on either a quarterly or an annual basis will be realized in the future. Gross profit margins increased in fiscal 1994 and 1995 after declining in 1993. Increases in gross profits have been offset by increases in selling and operating expenses, particularly in 1995 as the Company expanded its sales and marketing activities and administrative infrastructure to accommodate planned growth. The Company expects that operating expenses may increase faster than revenues for the foreseeable future and, as a result, the Company may incur operating and net losses. There can be no assurance that the Company can maintain or increase its revenues in the future to offset increased operating expenses.

    Increases in selling, general and administrative expenses may result in the Company incurring a net loss in 1996.

RESULTS OF OPERATIONS
    The following table sets forth the percentage of sales represented by certain items in the Company's statements of operations for the periods indicated:



                                                                                                    NINE MONTHS ENDED
                                                           FISCAL YEAR ENDED DECEMBER          ----------------------------
                                                      -----------------------------------      SEPTEMBER 27,  SEPTEMBER 25,
                                                      1993           1994           1995           1995           1996
Revenues:
 Catalog request program                               68.1%          63.1%          56.9%          56.3%          42.6%
 List rental                                            8.8            9.0            6.4            6.6            6.1
 Catalog ad space                                       2.3            4.6            5.3            4.8           10.6
 Agency services                                       19.6           22.6           30.2           31.5           38.6
 Other                                                  1.2            0.7            1.2            0.8            2.1
                                                      -----          -----          -----          -----          -----
   Total revenues                                     100.0          100.0          100.0          100.0          100.0

Cost of revenues                                       69.3           66.8           65.1           63.6           71.9
                                                      -----          -----          -----          -----          -----

   Gross profit                                        30.7           33.2           34.9           36.4           28.1

Selling, general and
 administrative expense                                24.2           24.4           29.9           26.9           28.6

Interest expense, net                                   2.2            2.7            2.0            2.2            0.7
                                                      -----          -----          -----          -----          -----

Net income (loss) before income taxes                   4.3            6.1            3.0            7.3           (1.2)
Provision (benefit) for income taxes                    1.8            2.7            1.4            3.4           (0.4)
                                                      -----          -----          -----          -----          -----

   Net income (loss)                                    2.5%           3.4%           1.6%           3.9%          (0.8)%
                                                      -----          -----          -----          -----          -----
                                                      -----          -----          -----          -----          -----



NINE MONTHS ENDED SEPTEMBER 25, 1996, COMPARED TO NINE MONTHS ENDED SEPTEMBER 27, 1995
    Revenues for the first nine months of fiscal 1996 were approximately $7 million, an increase of 13% over revenues of $6.2 million for the first nine months of 1995. This included increases in all revenue categories except catalog request program revenues. Catalog request program revenues decreased 14% from $3.5 million to $3.0 million due primarily to a temporary decrease in the availability of package insert circulation. Agency services revenues increased 38% from $2 million to $2.7 million as a result of increased sales activity and expanding client circulation. Catalog ad space revenues increased 151% from $297,000 to $746,000 because of the addition of new clients and expanding existing client circulation. Other revenues increased 215% from $47,000 to $149,000 due primarily to increases in audiotext advertising sales.

    Cost of revenues increased 27% from approximately $4 million for the first nine months of 1995 to $5.1 million for the first nine months of 1996, while gross profit margins declined from 36.4% in 1995 to 28.1% in 1996. Margins declined primarily on catalog request program revenues in part because a large increase in new client advertisements did not generate response rates equivalent to those of more seasoned client catalogs. In addition, per-piece mailing costs rose approximately 13% in 1996 over 1995.

    Selling, general and administrative expense increased 20% from $1.7 million for the first nine months of 1995 to $2 million for the first nine months of 1996. This was attributable primarily to an increase in payroll and office expenses as a result of additional hiring and staff restructuring in connection with revenue growth expected in

1997. Payroll expense also increased as a result of steps taken to improve the Company's financial controls, reporting capabilities and legal compliance procedures. Interest expense declined 64% from $138,000 for the first nine months of 1995 to $50,000 for the first nine months of 1996 because of reductions in outstanding debt and to reduced interest rates.

    The Company incurred a net loss of $60,711 for the first nine months of 1996 compared to net income of $237,794 for the first nine months of 1995.

YEAR ENDED DECEMBER 27, 1995, COMPARED TO YEAR ENDED DECEMBER 28, 1994

     Total revenues for fiscal 1995 increased 26% to $7,742,585, compared to $6,146,488 for fiscal 1994. Catalog request program revenues were $4,406,713 for fiscal 1995, representing a 14% increase compared to $3,875,232 for fiscal 1994. Catalog request program revenues represented 57% of total revenue for fiscal 1995, compared to 63% of total revenue for fiscal 1994. The increase in catalog request program revenues was the result of increases in catalog circulation, media advertising, the number of orders received, and average order size. Agency services revenue increased 68% to $2,335,233 in fiscal 1995, compared to $1,388,595 for fiscal 1994. It represented 30% of the Company's total revenue for fiscal 1995, compared with 23% of total revenue for fiscal 1994, as a result of increases in all categories of agency services. Revenues from list rental, catalog advertising space sales and other sources totaled $1,000,639 for 1995, compared to revenues of $882,661 for 1994, representing an increase of 13%. Catalog advertising space sales grew 47% because of increased demand for advertising supplements to the Company's catalog-of-catalogs mailings, while list rental revenues declined slightly.

    Cost of revenues was 65% in fiscal 1995 compared to 67% in fiscal 1994, reflecting higher agency services margins, offset in part by a decline in catalog request program margins due to a decrease in advertising response rates.

    Selling, general and administrative expenses were $813,749 higher in fiscal 1995 than 1994, a 54% increase, primarily due to an increase in payroll as the Company expanded its sales, marketing and administrative staff to accommodate
growth.   Selling, general and administrative expenses also grew due to:  Higher occupancy costs as the Company moved to larger corporate offices in November 1994; higher postage and credit card discount charges; and increased professional services. Total selling, general and administrative expenses represented 30% of total revenues in fiscal 1995 compared to 24% in fiscal 1994.

    Fiscal 1995 net income decreased 42% to $121,173, compared to $207,430 for fiscal 1994.

YEAR ENDED DECEMBER 28, 1994, COMPARED TO YEAR ENDED DECEMBER 29, 1993
    Total revenues for fiscal 1994 increased 19% to $6,146,488, compared to $5,166,314 for fiscal 1993. Catalog request program revenues were $3,875,232 for fiscal 1994, representing an increase of 10% compared to $3,520,749 for fiscal 1993. Catalog request program revenues accounted for 63% of total revenue for fiscal 1994, compared to 68% of total revenue for fiscal 1993. The increase in catalog request program revenues was the result of higher average order size. Catalog circulation, media advertising and the number of orders declined slightly in fiscal 1994 from 1993 levels. Agency services revenue increased 37% to $1,388,595 in fiscal 1994 compared with $1,012,993 for 1993, as a result of increased demand for such services. Agency services rose to 23% of total revenues in 1994 from 20% in 1993, primarily as a result of increases in print brokerage and order processing revenues following increased marketing efforts. Revenues from list rental, catalog advertising space sales and other sources totaled $882,661 in fiscal 1994, representing an increase of 40% over $632,572 in 1993. Catalog advertising space sales and list rental revenues grew 140% and 22%, respectively, due to increased marketing efforts.

    Cost of revenue was 67% in 1994 compared to 69% in 1993, reflecting improvement in both catalog request program and agency services margins. This improvement was attributable in part to higher advertising response rates, offset in part by lower catalog mailing response rates.

    Selling, general and administrative expenses were $1,497,748 in fiscal
1994, representing an increase of 20% over 1993, primarily due to increases in payroll, office, occupancy and depreciation expenses. Payroll increased approximately 14% in fiscal 1994 over 1993 due to staff additions, primarily in the agency services area. Office and occupancy expenses increased 25% in fiscal 1994 over 1993 due in part to the Company relocating its corporate offices to larger facilities in November 1994. Depreciation increased as a result of additions to leasehold improvements and equipment in 1994. Total selling, general and administrative expenses represented approximately 24% of total revenues in both fiscal 1994 and 1993.

    Interest expense rose 23% in fiscal 1994 over 1993, to $170,160, due to increases in notes payable and the interest rates paid on such notes.

    Fiscal 1994 net income rose 58% to $207,430, compared to $131,577 for fiscal 1993.

QUARTERLY RESULTS OF OPERATIONS
    The following tables set forth certain results of operations and data expressed in dollars and as a percentage of revenues for each of the last seven fiscal quarters. This information has been derived from unaudited financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. The results of operations for any interim period are not necessarily indicative of the results to be expected for an entire year.


                                                                QUARTER ENDED (IN THOUSANDS)
                                     -------------------------------------------------------------------------------
                                     MAR 25,    JUNE 28,    SEPT 27,     DEC 27,     MAR 27,    JUNE 26,    SEPT 25,
                                      1995        1995        1995        1995        1996        1996        1996
                                      ----        ----        ----        ----        ----        ----        ----
Revenues:
 Catalog request program              $1,288      $1,236      $  977      $  906      $1,020      $1,092      $  883
 List rental                              70         117         224          81         155         138         132
 Catalog ad space                         84          67         146         117         134         313         300
 Agency services                         710         537         711         378         958       1,225         527
 Other                                     4          11          31          46          36          49          64
                                      ------      ------      ------      ------      ------      ------      ------
       Total revenues                  2,156       1,968       2,089       1,528       2,303       2,817       1,906

Cost of revenues                       1,273       1,335       1,348       1,084       1,562       2,002       1,490
                                      ------      ------      ------      ------      ------      ------      ------

       Gross profit                      883         633         741         444         741         815         416

Selling, general and
 administrative expense                  483         586         601         641         730         754         527

Interest expense, net                     40          42          57          23          16          14          20

Net income (loss) before
 income taxes                            360           5          83        (220)         (5)         47        (131)
Provision (benefit) for
 income taxes                            170           2          39        (103)         (3)         23         (48)
                                      ------      ------      ------      ------      ------      ------      ------

       Net income (loss)              $  190        $  3       $  43     $  (117)      $  (2)      $  24      $  (83)
                                      ------      ------      ------      ------      ------      ------      ------
                                      ------      ------      ------      ------      ------      ------      ------


                                                                 AS A PERCENTAGE OF REVENUES
                                      -------------------------------------------------------------------------------
                                                                        QUARTER ENDED
                                      -------------------------------------------------------------------------------
                                      MAR 25,    JUNE 28,    SEPT 27,     DEC 27,     MAR 27,    JUNE 26,    SEPT 25,
                                       1995        1995        1995        1995        1996        1996        1996
                                       ----        ----        ----        ----        ----        ----        ----
Revenues:
 Catalog request program                59.7%       62.8%       46.8%       59.2%       44.3%       38.8%       46.3%
 List rental                             3.3         6.0        10.7         5.3         6.7         4.9         6.9
 Catalog ad space                        3.9         3.4         7.0         7.7         5.8        11.1        15.7
 Agency services                        32.9        27.2        34.0        24.7        41.6        43.5        27.7
 Other                                   0.2         0.6         1.5         3.1         1.6         1.7         3.4
                                      ------      ------      ------      ------      ------      ------      ------
       Total revenues                  100.0       100.0       100.0       100.0       100.0       100.0       100.0

Cost of revenues                        59.0        67.8        64.5        70.9        67.8        71.1        78.2
                                      ------      ------      ------      ------      ------      ------      ------

 Gross profit                           41.0        32.2        35.5        29.1        32.2        28.9        21.8

Selling, general and
 administrative expense                 22.4        29.8        28.7        42.0        31.7        26.7        27.7

Interest expense, net                    1.9         2.1         2.8         1.5         0.7         0.6         1.0
                                      ------      ------      ------      ------      ------      ------      ------

Net income (loss) before
 income taxes                           16.7         0.3         4.0       (14.4)       (0.2)        1.6        (6.9)
Provision (benefit) for
 income taxes                            7.9         0.1         1.9        (6.8)       (0.1)        0.8        (2.6)
                                      ------      ------      ------      ------      ------      ------      ------

       Net income (loss)                 8.8%        0.2%        2.1%       (7.6)%      (0.1)%       0.8%       (4.3)%
                                      ------      ------      ------      ------      ------      ------      ------
                                      ------      ------      ------      ------      ------      ------      ------

    The Company's quarterly operating results fluctuate substantially. The Company's expense levels are based in part upon expectations of future sales.
If sales levels during a particular quarter do not meet expectations, operating results could be adversely affected. Factors affecting quarterly operating results include: (i) the mix of services sold; (ii) changes in demand for various client catalogs, and the changing mix of client catalogs advertised;
(iii) changes in the number and timing of the Company's advertisements published and catalogs mailed; (iv) the Company's ability to predict space sales demand;
(v) the ability to predict newsstand sales of magazines in which the Company advertises; (vi) the ability to maintain or increase advertising base rates;
(vii) the cost of paper and other costs associated with catalog production and distribution; (viii) changes in the cost of advertising space; and (ix) general industry and economic conditions.

    Total revenues fluctuated from quarter to quarter in 1995 and 1996 as a result of the above factors. Catalog request program revenues were higher in the first and second quarters of 1995 and 1996, compared to the third and fourth quarters of 1995 and to the third quarter of 1996, because catalog mailings were greater, offset partially by lower response rates. Catalog program revenues were lower in the third quarter of 1996 primarily because of a temporary decrease in the availability of package insert circulation and related reduced response rate. Agency services revenues fluctuated from quarter to quarter due primarily to fluctuations in client circulation and demand for services.
Catalog ad space revenues increased significantly in the second and third quarters of 1996 because of the addition of new clients and expanding existing client circulation.

    Gross profit margins fluctuated from quarter to quarter from the first quarter of 1995 to the third quarter of 1996 primarily because of changes in the mix of services sold and fluctuations in catalog request program volume and response rates. Gross profit margins declined in the third quarter of 1996 due to increases in new client advertisements and accompanying lower response rates, and to a temporary decrease in the availability of package insert circulation. Selling, general and administrative expense increased in the second quarter of 1995 through the third quarter of 1996 as revenues trended up, and as a result of additional hiring and staff restructuring in connection with anticipated future growth and improved controls and reporting capabilities. Selling, general and administrative expense declined in the third quarter of 1996 because of a decrease in sales volume for the quarter and because certain payroll and other costs related to the Company's proposed stock offering were capitalized. Interest expense declined beginning the fourth quarter of 1995 because of reductions in outstanding debt and lower interest rates.

    Net income fluctuated by quarter in 1995 and 1996 as revenues and gross profits rose and fell, and was reduced overall by increases in selling, general and administra-tive expense.

LIQUIDITY AND CAPITAL RESOURCES
    The Company's principal assets consist of prepaid production and marketing costs, and mailing lists which the Company developed since 1989 both internally and through acquisition. The Company capitalizes certain direct marketing costs in connection with its catalog advertising and the development of its mailing lists. The majority of such costs are classified as prepaid production and marketing costs and are amortized as catalog program revenues are realized within six months of publication of the Company's advertisements and mailings of its catalog-of-catalogs. Additional costs are classified as list development costs and are amortized over an estimated seven-year benefit period. Purchased lists are recorded by the Company at cost and amortized over seven years.

    The Company showed substantial improvement in its financial condition between September 1995 and September 1996. Total assets increased 17% from $4.5 million as of September 27, 1995, to $5.3 million as of September 25, 1996, while total liabilities were virtually unchanged between September 1995 and September 1996. Current assets increased $434,000 (19%) from 1995 to 1996, while current liabilities decreased by $83,700 (2%). Although total working capital remained negative, it improved by $517,800 from a negative $1.1 million as of September 1995 to a negative $591,000 as of September 1996. This compared to deficits of $502,000 at December 27, 1995, and $584,000 at December 28, 1994.

    Total shareowners' equity rose approximately $918,000 (136%) from $677,000 as of September 1995 to $1,595,000 as of September 1996. Shareowners' equity rose $1.3 million (184%) to $1.9 million, after giving effect to preferred stock subscriptions not reflected in the nine-month period ended September 1996. The Company's debt-to-equity ratio improved from 5.6 as of September 1995 to 2.4 (1.9 on a pro forma basis reflecting preferred stock subscriptions) as of September 1996.

    From the inception of the Company to late 1995, the Company was financed primarily by retained earnings and short-term notes payable. Between December 1995 and March 1996, the Company increased shareowners' equity by approximately $850,000 through the sales of its Series A Convertible Preferred Stock. Approximately $500,000 of this amount represented the conversion of existing short-term debt to equity. The balance was received from new investors in cash and short-term notes receivable, which subsequently have been paid. Also during this time period, approximately $450,000 of additional short-term notes were converted to long-term obligations at significantly reduced rates of interest. On September 24, 1996, the Company sold 180,000 shares of Series B Convertible Preferred Stock for $540,000 in cash and short-term notes receivable, $215,000 of which had been paid by September 25, 1996, and all of which was paid by December 25, 1996. The Company's Preferred Stock is convertible by the owners to Common Stock at any time, and conversion into Common Stock is mandatory upon the occurrence of certain events, including closing of the Minimum Offering. If the Company sells the Minimum pursuant to the Offering, all outstanding shares of Preferred Stock automatically will be converted into shares of Common Stock. See "Description of Capital Stock."

    Net cash provided by operating activities for the nine months ended September 25, 1996, was $472,658. Net cash used by investing activities was $746,521 for the same period. This included $482,600 for the development of mailing lists and $316,349 for the purchase of property and equipment. Net cash provided by financing activities for the nine months ended September 25, 1996, was $167,396. The cash provided included $490,830 in proceeds from the issuance of Preferred Stock. Cash used for financing activities included $306,926 in Common Stock issuance costs.

    Net cash provided by operating activities for fiscal 1995 was $934,125 compared to $678,105 for fiscal 1994. Net cash used for investing activities was $1,076,685 for fiscal 1995. This included $45,637 for the purchase of mailing lists, $423,462 for the development of mailing lists, $419,938 for the purchase of fixed assets, and a loan to the majority shareowner of $197,648. Cash of $305,627 was provided for these investment activities by financing activities, primarily increases in long-term debt, with the balance coming from operations. Cash used for investing activities was $762,497 for fiscal 1994, including $414,579 for the development of mailing lists and $246,932 for the purchase of fixed assets. Cash of $139,927 was provided for these investment activities by financing activities, primarily increases in long-term debt, with the balance coming from operations.

    In August 1996, the Company established a $300,000 revolving line of credit
with its primary bank, Millennium Bank.   Under this agreement the Company pays
interest at a rate of two percentage points above Millennium Bank's base rate per year on the outstanding balance, which is secured by the Company's accounts receivable and general intangibles. The Company's obligations under the line of credit are guaranteed by Terri N. Hess, the Company's Chief Executive Officer, and Voyages Catalog Group, Inc., a company wholly owned by Terri N. Hess. The agreement is due to expire in August 1997. Although the Company will seek to renew this line of credit in 1997, there can be no assurance that it will be granted such renewal, or that similar financing will be available from other lenders. If the Company is unable to renew its line of credit financing, it will rely upon equity financing from the Offering, and other sources of debt and equity financing, for its future working capital needs.

    The Company has no material capital expenditure commitments as of January 1, 1997. However, the Company expects that its capital expenditures will increase as the Company's employee base continues to grow.

                                       BUSINESS

THE COMPANY
    DechTar Direct Inc. is the largest advertising company in North America specializing in the adult entertainment and adult mail-order industries. The Company provides catalog lead generation and response services, provides full-service advertising agency services, and sells advertising space to clients throughout the United States and Canada. The Company also is developing access blocking software for use by adult-oriented sites on the Internet and the World Wide Web.

BACKGROUND
    The Company was founded in 1989 to provide high-quality, high-visibility catalog advertising for clients in the adult entertainment and adult mail-order industries under its trademark INTIMATE TREASURES. In 1990 the Company developed its INTIMATE TREASURES catalog-of-catalogs and other catalog programs, and in 1991 the Company first offered mailing list rental and other advertising agency services. In 1993 the Company developed LOVE STUFF advertising supplements in which clients purchase advertising space for their products and catalogs. In 1995 the Company began offering its INTIMATE TREASURES catalog-of-catalogs on the World Wide Web. In 1996 the Company announced the development of WEBGUARD, proprietary software designed to help providers of adult materials on the Internet and the World Wide Web block access to these materials by minors and by persons of any age in U.S. communities whose standards may be inconsistent with the materials offered.

CATALOG  LEAD GENERATION
    The Company's catalog request programs generate leads for direct-mail clients by offering client catalogs through space advertisements, primarily in national magazines, package inserts, and the Company's catalog-of-catalogs. The Company's clients are mail-order catalog and other direct mail and publishing companies which contract with the Company for inclusion in the Company's advertisements, mail and package inserts and catalogs. The advertised price for each catalog and the shipping and handling charges are retained by the Company as an advertising fee. The Company processes the resulting catalog requests and provides the client mail-order business with catalog buyer names and addresses, and the client ships the requested catalogs to the buyers. The Company also receives additional advertising fees and per-name lead generation fees from its mail-order clients.

    The industry providing adult entertainment products to adult buyers is highly fragmented, consisting largely of small companies with limited resources for marketing and advertising. Generating high-quality names of persons interested in receiving product catalogs is important to these businesses. The Company believes that adult catalog companies value the names generated by paid catalog request programs such as the Company's for the following reasons:

    - DechTar generates lists of names of persons who have purchased adult product catalogs.

    - Response rates for such lists are significantly higher than for general lists; because the individual requester previously has purchased an adult-oriented catalog, another adult-oriented catalog is not as likely to be considered junk mail.

    - Response rates to mailings by a particular client catalog company to names generated by DechTar's programs specifically for that client company are even higher. Prompt mailings to individuals who have responded to DechTar's advertisements for a catalog typically yield 3% to 10% response rates, while unsolicited mailings to rented general lists typically yield less than a 1% response rate.

    - The average catalog order by persons whose names were generated by the Company in response to advertisements for catalogs is larger than the average order by persons from rented name lists because individuals who request catalogs tend to be more active mail-order buyers.

    - The client mail-order catalog company "owns" the names provided by DechTar through its various advertising programs. Thus, the catalog company can mail additional catalogs and other solicitations to these names an unlimited number of times. Repeated mailings increase the chance of converting the individual who requests a catalog to a buyer of the catalog's merchandise.

    - The catalog company can rent the names of individuals who respond to the catalog to other mailers, offsetting the cost of acquiring the name through DechTar's advertising.

    DechTar currently has over 300 catalog program clients offering approximately 700 mail-order catalogs and publications. In 1996, the Company's catalog program advertising appeared in 585 full-page, four-color advertisements in 65 national magazines including COSMOPOLITAN, PLAYBOY, PENTHOUSE and AMERICAN WOMAN. In addition, the Company mailed approximately 125 million pages of its catalog-of-catalogs advertising. The INTIMATE TREASURES catalog program consists of advertisements and a catalog marketing catalogs primarily in the adult marketplace, including adult toys, marital aids, videos, leather and fetish products, lingerie, swim wear and casual clothing. CHAIN MALE is a similar program targeting a gay male audience. LOVE STUFF is a paid advertising supplement distributed with the INTIMATE TREASURES catalog-of-catalogs, in which clients advertise their own products and catalogs.

    The Company's catalog request program accounted for approximately 63% of total revenues in 1994 and 57% in 1995. Advertising revenues in the Company's LOVE STUFF catalog accounted for approximately 5% of revenues in 1994 and 1995.

AGENCY SERVICES
    DechTar provides its clients with traditional advertising agency services, including: Creative design; pre-press production; desktop publishing; space and circulation planning; print and advertising space brokerage; and list rental. The Company also sells advertising space in its catalog-of-catalogs and supplements. The Company believes that one of its unique features is its ability to deliver fully integrated agency services to clients in the adult entertainment industry. These services are performed on a fee or cost-plus-fee basis and serve both as a profit center and as a means of strengthening the relationship between the Company and its catalog program clients.

    The Company's significant investments in desktop publishing and imaging equipment include a Linotype-Hell Topaz scanner capable of scanning both transparent and reflective media at resolutions of up to 6100 DPI, a Linotype-Hell 560 image setter with a RIP 50 image processor, and a Kodak match printing system for creating color accurate prints for use by clients and printers.

    The Company rents names from its mailing list to adult industry and mainstream mailer clients. The Company has a large mailing list organized by name, category of purchase, source and date of purchase. It includes approximately 800,000 individuals who have purchased adult catalogs through the Company. The Company prospects for new names through its catalog programs, and acquires names from third-party mailing lists.

    Advertisement design and production services accounted for approximately 23% of total revenues in 1994 and increased to approximately 30% in 1995. List rentals represented approximately 9% of total revenues in 1994 and 6% in 1995. Expanding the Company's design and production client base is an important goal in the expansion of the Company's business.

WEBGUARD ACCESS BLOCKING SOFTWARE
    The Communications Decency Act ("CDA") was enacted in February 1996. The Act applied existing federal obscenity law to the Internet environment and imposed civil and criminal liability on providers of "indecent or patently offensive" material through the Internet or World Wide Web to persons under age eighteen. As of January 1997, the CDA is not being enforced pending judicial review. However, there is strong public pressure to enact some form of federal legislation to apply existing obscenity law to the Internet environment and to prevent minors from obtaining access to certain materials. In addition, certain states have passed legislation to regulate online content and other states have bills pending.

    In response to these legislative developments, in June 1996 the Company announced the development of its proprietary WEBGUARD software designed to help providers of adult materials on the Internet and the World Wide Web block the availability of such materials to minors. In addition, WEBGUARD allows adult website providers to block access to persons of any age in U.S. communities where standards may be inconsistent with the materials offered. This geographic screening capability permits providers to tailor the accessibility of their content, based upon the projected acceptability of such content in different locales. The software was developed by the Company in-house, under the direction of the Company's Vice President Operations and New Technology, Brian M. Wright, with most of the coding provided by third parties under contract with the Company.

    The Company believes as many as five service providers currently offer some form of access blocking services with respect to minors. The Company is aware of only one provider that offers instant access service such as that to be offered by WEBGUARD, and none that provide similar geographic screening capabilities. The Company currently is beta-testing the WEBGUARD software and plans full implementation in 1997.

FUTURE PLANS
    The Company seeks to increase catalog program revenues by increasing paid advertising in national publications, expanding its catalog-of-catalogs mailings, and increasing package insert and ride-along distribution. In addition, the Company plans to increase advertising space sales by expanding its LOVE STUFF program.

    The Company plans to increase agency services and advertising sales through aggressive trade advertising, direct-mail solicitation, and expansion of its sales force and support staff.

    The Company intends to complete beta-testing of its WEBGUARD software in early 1997 and to begin national marketing efforts in 1997. The Company also will seek to develop and introduce enhancements to the WEBGUARD system, including potential applications for non-adult-oriented markets.

MARKET CONDITIONS AND COMPETITION
    The growth of catalog shopping over the past decade has been well received by both buyers and providers within the adult products marketplace. Consumers of these products tend to be mature, successful, decisive buyers who want sensual/sexual information, catalogs and products, and who appreciate the privacy offered by this medium. The Company believes that the Internet and the World Wide Web offer similar attraction to these consumers.

    The Company's review of demographics of its mailing lists indicates the following profile of its catalog buyers:

    - INTIMATE TREASURES buyers primarily are males (71.9%) who are single and ages 25-44 (62.1%). Females comprise 28.1% of the buyer file and, like the males, are single but mainly fall into the 18-44 age category (81.3%).

    - INTIMATE TREASURES buyers are distributed fairly evenly across the United States, with slightly higher concentrations in Atlanta, Chicago, Los Angeles and San Francisco.

    - For males and females, the married group falls strongest in professional and technical occupations, while the single group has strong concentrations in the professional and technical, middle management, and blue-collar occupations.

    - Males and females alike are very interested in listening to music, watching videos, and do-it-yourself electronics. Other popular activities for the males are photography and physical fitness/exercise, while for the females these include self-improvement, physical fitness/exercise and fashion clothing.

    As the mail-order industry has become more competitive, mail-order companies increasingly seek alternative means of generating qualified leads, including telemarketing, space advertising, list rental and third-party lead-generation services. Repeated mailings to names generated by individual catalog companies and to rented names are no longer sufficient for most companies to compete effectively, particularly given escalating postage, paper and printing costs.

    At present, there are several other catalog request programs in the U.S. marketplace. The two most significant are: Publishers Inquiry Services, Inc.
(PIS), and Belcaro Group, Inc., dba Shop at Home Directory, both of which target mainstream audiences and include a wide range of catalogs from home and crafts to fashion. In early 1995, PIS started competing with the Company by offering a limited number of adult-oriented catalogs. However, their ratio of adult to mainstream catalogs remains relatively low. Although PIS is substantially larger than the Company, the Company believes that its adult industry catalog request programs are smaller than those of the Company. Other adult catalog programs smaller than the Company's have advertised regionally and/or periodically since 1992, but none of these is considered by the Company to be a serious competitive threat at this time.

    To the Company's knowledge, no other advertising company offers comprehensive services to a broad base of adult catalog mail-order companies. The majority of adult catalogers presently create and produce their materials in-house or obtain such services from various local sources not dedicated to the adult product marketplace. The Company has become well known in the adult industry for its catalog program and advertising agency services.

EMPLOYEES
    As of January 1, 1997, the Company employed 60 employees on a full-time basis and 9 on a part-time basis. None of these employees is subject to a collective bargaining agreement and there is no union representation within the Company. The Company maintains various employee benefit plans and believes its employee relations are good.

INTELLECTUAL PROPERTY RIGHTS
    The Company has registered the following service marks and trademarks:

INTIMATE TREASURES           Name                     California, United States
INTIMATE TREASURES           Design                   California
INTIMATE TREASURES           Treasure Chest Design    United States
MAIL ORDER USA               Name & Design            California, United States

    Applications have been filed to protect the service marks or trademarks CHAIN MALE, LOVE STUFF and WEBGUARD.

INVESTMENT IN PLANT
    The Company's offices consist of approximately 16,300 square feet located at 245 Eleventh Street, San Francisco, California, pursuant to a lease with a term ending January 31, 2000.

    Equipment consists primarily of computer hardware and image processing equipment. The Company operates on (1) a Novell wide-area network with two Pentium-based, 90-megahertz file servers, one with 90 megabytes of RAM and the other with 144 megabytes of RAM, with approximately 28 gigabytes of storage capacity, including 12 gigabytes in a fault-tolerant disk array; and (2) a Windows NT network using a Pentium-based 150-megahertz file server with 128 megabytes of RAM and 2 gigabytes of storage capacity. Sixty-one PC-based and 18 Macintosh workstations are on the network. The system is backed up on tape nightly with tape media retained at all times, including one copy stored offsite. All computers and peripherals are protected by a comprehensive uninterruptible power supply which conditions incoming power to offset power surges, and will operate the entire system for several hours on battery power. In addition, the Company has developed an Internet presence using four in-house servers (a Sun Netra, a Sun Sparcstation 5 and two Pentium PCs) connected to the Internet with a T-1 digital connection. The network is continually being expanded and upgraded to accommodate the Company's growth.

    All Company advertisements, package inserts, catalogs and collateral materials are produced in-house on a Macintosh-based publishing system which includes color separation and digitizing capabilities. The Company also has the necessary equipment to print film, matchprints and color keys needed by printers. The Company believes this in-house system is less expensive to operate than obtaining outside services, and allows for flexibility, quality control and client services superior to those provided by the Company's competitors.

CUSTOMER SERVICE SOFTWARE
    The Company has invested over $450,000 over the past five years in its order processing and customer service software which forms the backbone of the Company's catalog programs. This software system is capable of handling up to 99 separate catalog programs; the current utilization is nine. It includes modules for order entry, order tracking and demographics, list management and list rental, invoicing and accounts receivable, client and product tracking, on-line credit card verification and employee productivity. A catalog and advertising database used by the Creative Services department helps maintain a "fresh" look in the Company's advertisements and catalogs. Future enhancements may include a customer service information database to give the customer access to catalog and product information and related products.

LEGAL PROCEEDINGS
    Since inception, no significant legal actions have been filed by or against the Company, except that on November 9, 1993, the Department of Corporations of the State of California issued a Desist and Refrain Order against the Company and its President, William T. Hess, with respect to the offer of sale of certain securities which were offered for sale without first being qualified in California. The violation involved a newspaper advertisement placed by the Company in 1993 offering its securities.

After a meeting between the Company, its counsel and an attorney from the Department of Corporations, no additional action was taken.

LEGAL RESTRICTIONS
    The Company has not been and is not now subject to any law enforcement proceeding. A significant portion of the Company's clientele distributes sexually oriented materials. Accordingly, the Company may be vulnerable to scrutiny by officials seeking to enforce federal or state obscenity laws. Becoming the object of enforcement proceedings could be expensive for the Company, and the Company's business, results of operations and financial condition could be materially adversely affected.

    Despite the abundance of obscenity statutes throughout the nation, obscenity prosecutions are rare because of the difficulty of establishing the violation. Due to restrictive United States Supreme Court decisions, the definition of "obscenity" is determined by local community standards.
Therefore, what constitutes obscene matter varies over time and by location, and is not determinable until adjudged obscene by a jury. Presently, law enforcement and political authorities are not aggressively pursuing enforcement against discreet purveyors of adult material to a mature, consenting clientele, nor is the Company aware of prosecution previously directed at other than the primary producers and distributors of adult material.

    The Company follows legal compliance procedures in the form of, among other things, controls and written policies to assure adherence to applicable federal, state and local laws and regulations. Entities currently most vulnerable to enforcement activity are those engaged in distributing sexually explicit material involving minors, or distributing sexually explicit material to minors, or those engaged in displaying such material to unwilling consumers. The Company operates its business strictly to preclude aiding the dissemination of sexually explicit material involving minors or to minors. The Company's sales operation solicits business only from adults who the Company believes have indicated a desire to receive adult materials.

 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS
    The executive officers and directors of the Company are as follows:

         NAME                     AGE            POSITION
         ----                     ---            --------
    Terri N. Hess                 48        Chief Executive Officer, Secretary,
                                            Chairperson of the Board

    Thomas L. Lackman (1)         53        President, Chief Operating Officer,
                                            Chief Financial Officer, Director

    Brian M. Wright               34        Vice President Operations and New
                                            Technology, Director

    Melissa J. Shane (2)          33        Vice President Marketing and New
                                            Business Development, Director

    Andrew A. August (1)(2)       39        Director

    John C. Gibson  (1)(2)        57        Director
------------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.

    TERRI N. HESS (formerly William T. Hess) founded DechTar Direct Inc. and has been Chief Executive Officer and a director of the Company since its inception in 1989. Between 1982 and 1989, Ms. Hess was a principal and an officer with DechTar Trading Company, an importer active in trade with the Far East, and its successor companies, and, in 1984, co-founded JDC Classics Corporation, a direct marketing and catalog mail-order company doing business as Voyages Magazine/Catalog ("VCG"). Ms. Hess continues to operate VCG, which is a major client of the Company's catalog programs and agency services. Ms. Hess is a 1971 graduate of Bowling Green State University with a Bachelor of Science in Marketing and Sales Management.

    THOMAS L. LACKMAN has served as a director and Chief Financial Officer since joining the Company in October 1995. He was elected President and Chief Operating Officer in April 1996. From 1990 to October 1995, he was a partner in the accounting firm of Berg, Lackman & Company, which served as the Company's primary outside accountants from 1994 to 1995. Prior to 1990, Mr. Lackman served as Executive Vice President and Chief Financial Officer for a San Francisco architecture, real estate development and property management company for approximately eight years. Mr. Lackman is a certified public accountant and 1970 graduate of Portland State University.

    BRIAN M. WRIGHT has served as Vice President Operations and New Technology of the Company since 1990, and was elected a director in October 1995. Mr. Wright has over ten years experience in operations management and computer consulting, primarily within the direct marketing industry. His former employers include Macy's California, Loric Corporation and JDC Classics Corporation. Mr. Wright is a 1986 graduate in economics from California Polytechnic State University.

    MELISSA J. SHANE has been Vice President Marketing and New Business Development since joining the Company in 1991. She was elected a director in October 1995. Ms. Shane has eleven years experience in direct marketing including five years employment with Leonard & Associates, a Los Angeles video distribution and direct marketing development firm.

    ANDREW A. AUGUST has served as a director since April 1996. Mr. August has been a partner in the San Francisco law firm Bayer, Everett, August, & Belote since 1990 concentrating on real estate and business litigation. He formerly practiced with the law firms Buchalter, Nemer, Fields & Younger and Rubin, Eager & Feder, both in Los Angeles, California. Mr. August graduated from the University of Colorado in 1979 and received his law degree from the University of San Francisco in 1983.

    JOHN C. GIBSON has served as a director since August 1996. Mr. Gibson, a graduate of the University of San Francisco Law School, has been a practicing attorney since 1971. He has been a partner with the law firm of Adams & Gibson, and predecessor firms since 1979. He formerly served as General Counsel for Fidelity Savings and Loan Association, and as Counsel for Union Bank and Great Western Savings Bank.

NUMBER OF DIRECTORS AND TERM OF OFFICE
    The Company has six directors including two non-employee directors. All directors hold office until the annual meeting of shareowners of the Company next following their election, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

DIRECTOR COMPENSATION
    Directors receive $250 for each Board meeting they attend. Mr. August and Mr. Gibson received grants of 3,500 shares of Common Stock each and options to purchase an additional 3,500 shares of Common Stock each upon their initial election. For each subsequent year they are elected, they will receive an option to purchase an additional 3,500 shares each of Common Stock. The options are exercisable at fair market value (as of the date of grant) and expire five years after the date of grant.

COMMITTEES OF THE BOARD OF DIRECTORS
    The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee consists of Andrew A. August, John
C. Gibson and Thomas L. Lackman and serves to: (i) make recommendations to the Board of Directors with respect to the independent auditors who conduct the annual examination of the Company's accounts; (ii) review the scope of the annual audit and meet periodically with the Company's independent auditors to review their findings and recommendations; (iii) approve major accounting policies or changes thereto; and (iv) periodically review the Company's principal internal financial controls.

    The Compensation Committee consists of Andrew A. August, John C. Gibson and Melissa J. Shane and serves to: (i) review the compensation of the executive officers of the Company and make recommendations regarding such compensation to the Board of Directors; and (ii) administer, on behalf of the Board of Directors, the Company's stock option plan.

EXECUTIVE COMPENSATION
    The following table sets forth all compensation awarded, earned or paid for services rendered to the Company in all capacities during the fiscal year ended December 25, 1996, to the Company's Chief Executive Officer and the Company's three other most highly compensated executive officers (the "Named Executive Officers") during such periods:

                              SUMMARY COMPENSATION TABLE


                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                              ------------
                                             ANNUAL COMPENSATION               SECURITIES
                                             -------------------               UNDERLYING
NAME & PRINCIPAL POSITION           SALARY          BONUS          OTHER         OPTIONS
-------------------------           ------          -----          -----         -------
Terri N. Hess,
    Chief Executive Officer
    1996                          $  78,500 (1)      -              -              -

Thomas L. Lackman,
    President and Chief
    Operating Officer
    1996                          $ 160,500      $   4,540          -             21,334

Brian M. Wright,
    Vice President
    Operations & New
    Technology
    1996                          $  94,250          -              -             11,667
Melissa J. Shane,
    Vice President
    Marketing & New Business
    Development
    1996                          $ 107,300          -          $  28,189 (2)    332,426


------------
(1) Paid to VCG which is owned 100% by Terri N. Hess (see
    "Management--Employment Agreements").
(2) Other compensation in 1996 consists of sales commissions.

STOCK OPTIONS
    The following table sets forth certain information concerning grants of stock options to the Named Executive Officers during fiscal year 1996:

                          OPTION GRANTS IN FISCAL YEAR 1996



                                                           INDIVIDUAL GRANTS
                                  ------------------------------------------------------------------------
                                                     PERCENT OF TOTAL
                                  NUMBER OF SHARES    OPTIONS GRANTED
                                    UNDERLYING         TO EMPLOYEES          EXERCISE          EXPIRATION
                                  OPTIONS GRANTED     IN FISCAL YEAR         PER SHARE            DATE
                                   ----------------   ----------------        ---------         ----------
Thomas L. Lackman . . . . . . . .     10,667                2.1%               $3.00             4/26/01
    President and Chief               10,667                2.1%               $3.00             9/24/01
    Operating Officer

Melissa J. Shane  . . . . . . . .    300,000               60.3%               $3.00             9/24/06
    Vice President Marketing           7,426                1.5%               $3.00             4/26/01
    & New Business Development        25,000                5.0%               $3.00             9/24/01

Brian M. Wright . . . . . . . . .      5,000                1.0%               $3.00             4/26/01
    Vice President Operations          6,667                1.3%               $3.00             9/24/01
    & New Technology



OPTION EXERCISES AND HOLDINGS
    The following table provides certain information with respect to the Named Executive Officers concerning the exercise of stock options during fiscal year 1996 and unexercised stock options held as of December 25, 1996:

                         AGGREGATED OPTION EXERCISES IN 1996
                      AND OPTION VALUES AS OF DECEMBER 25, 1996



                                                                     NUMBER OF
                                                                SHARES UNDERLYING            VALUE OF UNEXERCISED
                                   SHARES                     UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS AT
                                  ACQUIRED                       DECEMBER 25, 1996          DECEMBER 25, 1996 (1)
                                    ON          VALUE      ----------------------------  ---------------------------
                                  EXERCISE     REALIZED    EXERCISABLE    UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
                                  --------     --------    -----------    -------------  -----------   -------------
Thomas L. Lackman. . . . . .          0           $  -      1,120,000         21,334     $5,400,000     $  69,336
    President and
    Chief Operating
    Officer

Melissa J. Shane . . . . . .          0              -              -        332,426              0      1,080,385
    Vice President
    Marketing & New
    Business Development

Brian M. Wright  . . . . . .          0              -              -         11,667              0         39,918
    Vice President
    Operations & New
    Technology



---------------
(1) Based upon the Offering price of the Company's Common Stock of $6.25 per share.

EMPLOYEE STOCK OPTION PLAN
    The Company has adopted an employee stock option plan (the "Plan"). Under the Plan, all full-time employees of the Company with at least three months of service are eligible to receive grants of options intended to qualify as incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended). An aggregate of 1,000,000 shares has been reserved for issuance under the Plan.

    The Plan is administered by the Compensation Committee on behalf of the Board of Directors. The Committee has the authority, subject to the terms of the Plan, to determine the terms of options granted under the Plan, including among other things, the employees to be granted options, the number of shares subject to each option, the exercise price of options and the dates options become exercisable. The exercise price of an option may not be less than 100% of the fair market value of the Common Stock on the day of the grant. The exercise price of any share covered by an option granted to a person owning more than 10% of the voting power of all classes of stock of the Company cannot be less than 110% of the fair market value on the day of the grant.

    In April 1996 the Company granted options under the Plan to purchase 101,521 shares of Common Stock at an exercise price of $3.00 per share to a total of 60 employees. In September 1996 the Company granted options to purchase 89,376 shares of Common Stock at an exercise price of $3.00 per share to a total of 16 employees.

EMPLOYMENT AGREEMENTS
    Terri N. Hess is employed by VCG which, in turn, provides services to DechTar Direct Inc. under a written agreement. In return, the Company pays VCG $6,500 per month. See "Certain Transactions."

    The Company has an "at-will" employment agreement with Thomas L. Lackman to serve as its President and Chief Operating Officer. Mr. Lackman's agreement provides for an annual base salary of $160,000 plus an annual bonus of five percent of the Company's income before taxes. As a part of Mr. Lackman's agreement, he was granted 1,120,000 shares of Common Stock, and an option to purchase 10,000 shares of Series A Convertible Preferred Stock, or a comparable series of preferred stock, convertible into 1,120,000 shares of Common Stock, at an adjusted exercise price of $1.43 per share of Common Stock. The option expires October 1, 2000. Terri N. Hess and the Company have an obligation to repurchase Mr. Lackman's grant shares (excluding shares acquired under the option agreement) in the event of the termination of his employment with the Company for any reason. The amount of such repurchase will be based upon the number of shares tendered and the then book value or trading price per share, recent public offering price per share or the Company's annual net earnings per share.

    The Company has entered into an Incentive Stock Repurchase Agreement with Brian M. Wright. Mr. Wright's agreement provides that, in the event of the termination of his employment, the Company will repurchase his 560,000 shares of Common Stock. The amount of such repurchase will be based upon a formula related to the then fair market value of the shares, depending upon the circumstances of Mr. Wright's termination.


                                 CERTAIN TRANSACTIONS

    Since its inception, the Company's largest client has been Voyages Catalog Group, Inc. ("VCG"), a company which markets adult-oriented products. VCG is owned by Terri N. Hess, the principal shareowner and Chief Executive Officer of the Company.

The Company has entered into the following agreements with VCG:

    - Agreement for Agency Services dated January 1, 1996. The Company agreed to provide to VCG certain services and granted VCG certain pricing discounts of up to 15% below the rates normally charged to the Company's other clients, primarily based upon volume. VCG agreed to use the Company as its first resource for such services.

    - Catalog Request Fulfillment Agreement dated January 1, 1996. The Company agreed to address and mail all VCG paid catalog requests generated through the Company's catalog request programs. VCG agreed to pay on a per-catalog basis at the Company's standard rates.

    -    Order Entry and Front-End Processing Agreement dated January 1,
         1996. The Company agrees to receive and electronically process telephone, facsimile and mail-order requests for VCG catalog products. VCG agreed to pay on a per-order basis at the Company's standard rates.

    - Mailing List Purchase and Joint Ownership Agreement dated May 24, 1993. The Company and VCG agreed to the joint ownership of names purchased from Federal Pharmacal, Inc. Both the Company and VCG were to share equally in the costs associated with such purchases. The contract with Federal Pharmacal was terminated by VCG in March 1996.

    - Equipment Rental Agreement dated April 24, 1995. The Company has a three-year rental agreement for a Linotype-Hell Topaz Scanner and certain peripheral equipment owned by VCG. The Company pays market rates for the rental of such equipment.

    - Management Consulting Agreement dated January 1, 1996. VCG agreed to provide management consulting services to the Company including assistance in developing catalog marketing and advertising strategies. These services, among others, were to be provided primarily by Terri N. Hess.

    Pursuant to the foregoing agreements, VCG purchased services from the Company in an aggregate amount of approximately $3.6 million during fiscal year 1996. The

Company believes that each of its contracts with VCG was entered into on terms and at prices no less favorable than the Company could have received from an unaffiliated party.

    On July 1, 1995, Terri N. Hess sold various lists of names to the Company for $322,000, or approximately $0.50 per name. These names previously had been made available to the Company at no cost. The Company accrues interest at 8% on the unpaid balance. The Company intends to offset outstanding advances made to Terri N. Hess against payments as they become due under the purchase agreement. As of December 25, 1996, the outstanding balance was $231,000.

    The Company advanced various amounts to Terri N. Hess during the period 1990 through December 25, 1996. As of December 25, 1996, the outstanding balance was $198,412. The Company accrues interest at 8% on unpaid amounts. The net balance due to Terri N. Hess at December 25, 1996, was $32,588.

    All future transactions between the Company and its officers, directors and principal shareowners and their affiliates will be approved by a majority of the disinterested members of the Company's Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unrelated third parties.

                          PRINCIPAL AND SELLING SHAREOWNERS

    The following table sets forth certain information about the ownership of the Company's Common Stock as of December 25, 1996, as adjusted to reflect the sale of the Maximum number of shares of Common Stock offered hereby, of: (i) each of the Company's executive officers and directors; (ii) all shareowners known by the Company to own beneficially more than 5% of its outstanding Common Stock; (iii) each Selling Shareowner; and (iv) all officers and directors as a group. All outstanding shares of the Preferred Stock are assumed to be converted into shares of Common Stock.



                                        SHARES BENEFICIALLY                                                SHARES BENEFICIALLY
                                            OWNED PRIOR                                                         OWNED AFTER
                                            TO OFFERING                NUMBER OF SHARES BEING OFFERED            OFFERING
                                        -------------------       ---------------------------------------  -------------------
NAME OF BENEFICIAL OWNER                 NUMBER     PERCENT       AT MINIMUM   AT 2,760,800    AT MAXIMUM   NUMBER    PERCENT
------------------------                 --------    -------       ----------   ------------    ----------   ------    -------
Directors and officers:
Terri N. Hess (c)(1) . . . . . . .      9,520,000    70.76%         59,346        341,335        476,000   9,044,000    57.31%
Thomas L. Lackman (c)(2) . . . . .      2,240,000    16.62          20,945        120,471        168,000   2,072,000    13.13
Brian M. Wright (c). . . . . . . .        560,000     4.16          10,473         60,236         84,000     476,000     3.02
Melissa J. Shane (c) . . . . . . .        224,000     1.66           4,189         24,094         33,600     190,400     1.21
Andrew A. August (3) . . . . . . .          7,000       *                -              -              -       7,000       *
John C. Gibson (3) . . . . . . . .          7,000       *                -              -              -       7,000       *
  All directors and executive          ----------    ------         ------        -------        -------  ----------    -----
  officers as a group (six persons)    12,558,000    93.20%         94,952        546,136        761,600  11,796,400    74.67%

Other Selling Shareowners:
Linda A. Hess (c)(4) . . . . . . .      1,120,000     8.32%         20,945        120,471        168,000     952,000     6.03%
Piper-444 Associates (a)(5). . . .        177,100     1.32          27,992        161,000        161,000      16,100       *
Offer Assis (b). . . . . . . . . .         83,333       *           41,666         41,666         41,666      41,667       *
Lawrence E. Inman (a)(c) . . . . .         73,500       *            2,568         14,774         17,150      56,350       *
Richard Cohen (a). . . . . . . . .         70,000       *            6,085         35,000         35,000      35,000       *




                               (CONTINUED ON NEXT PAGE)



                                        SHARES BENEFICIALLY                                                SHARES BENEFICIALLY
                                            OWNED PRIOR                                                         OWNED AFTER
                                            TO OFFERING                NUMBER OF SHARES BEING OFFERED            OFFERING
                                        -------------------       ---------------------------------------  -------------------
NAME OF BENEFICIAL OWNER                 NUMBER     PERCENT       AT MINIMUM   AT 2,760,800    AT MAXIMUM   NUMBER    PERCENT
------------------------                 --------    -------       ----------   ------------    ----------   ------    -------
David A. Sturman (a) . . . . . . .         70,000         *          6,085         35,000         35,000      35,000         *
Frank Cannella, Jr. (a). . . . . .         66,612         *         11,581         66,612         66,612           -         -
Gary Roller IRA (a)(6) . . . . . .         46,054         *          7,279         41,867         41,867       4,187         *
Michael Nelson IRA (a)(7). . . . .         45,661         *          7,217         41,510         41,510       4,151         *
Ralph J. Powell IRA (a)(8) . . . .         27,866         *          4,404         25,333         25,333       2,533         *
Frances C. Stritzinger and Chris
  Stritzinger UDT dated 4/5/90 (a)         22,869         *          3,976         22,869         22,869           -         -
Vladimir Ventsko (a) . . . . . . .         14,000         *          2,434         14,000         14,000           -         -
Kenneth C. Allen, Jr. (a). . . . .         14,000         *            913          5,250          5,250       8,750         *
Donna Marie Panzeca Trust
  dated 8/27/91 (a). . . . . . . .         12,929         *          2,248         12,929         12,929           -         -
Leila B. Robinson IRA (a)(9) . . .         11,319         *          1,789         10,290         10,290       1,029         *
Michael C. Perlmuter (a) . . . . .         10,500         *          1,826         10,500         10,500           -         -
Michael C. Berg (b). . . . . . . .          8,334         *          8,334          8,334          8,334           -         -
Donna Marie Panzeca Trust, dated
  8/27/91 and Paul V. Signorella,
  Tenants in Common (a). . . . . .          7,000         *          1,217          7,000          7,000           -         -
Andrew J. Luparello (a). . . . . .          7,000         *          1,217          7,000          7,000           -         -
Harlan Shapers and/or Thelma
  Imperio (a). . . . . . . . . . .          7,000         *          1,217          7,000          7,000           -         -


                        (CONTINUED ON NEXT PAGE)



                                        SHARES BENEFICIALLY                                                SHARES BENEFICIALLY
                                            OWNED PRIOR                                                         OWNED AFTER
                                            TO OFFERING                NUMBER OF SHARES BEING OFFERED            OFFERING
                                        -------------------       ---------------------------------------  -------------------
NAME OF BENEFICIAL OWNER                 NUMBER     PERCENT       AT MINIMUM   AT 2,760,800    AT MAXIMUM   NUMBER    PERCENT
------------------------                 --------    -------       ----------   ------------    ----------   ------    -------
Mary Dowdell and Timothy
  O'Connell, Tenants in Common (a)          7,000         *          1,217          7,000          7,000           -         -
Fhelica Nafe (a) . . . . . . . . .          7,000         *          1,217          7,000          7,000           -         -
Jeffrey and Vicki Kennedy (a). . .          7,000         *          1,217          7,000          7,000           -         -
Juno Enterprises, Inc. (a) . . . .          7,000         *          1,217          7,000          7,000           -         -
Alan D. Cohen (a). . . . . . . . .          7,000         *            913          5,250          5,250       1,750         *
Charles Robert Gatewood (a). . . .          7,000         *            609          3,500          3,500       3,500         *
Michael and Jacqueline Warner (a).          7,000         *            609          3,500          3,500       3,500         *
Fred L. Cohen (b). . . . . . . . .          5,000         *          3,000          3,000          3,000       2,000         *



---------------
  * Less than 1%
(a) Former owner of Series A Convertible Preferred Stock.
(b) Former owner of Series B Convertible Preferred Stock.
(c) Non-Contractual Selling Shareowner.
(1) Excludes 1,120,000 shares held by Terri N. Hess' wife, Linda A. Hess.
(2) Includes an option to purchase 1,120,000 shares of Common Stock at an exercise price of $1.43 per share which is exercisable within 60 days.
(3) Includes an option to purchase 3,500 shares of Common Stock at an exercise price of $3.00 per share which is exercisable within 60 days.
(4) Excludes 9,520,000 shares held by Ms. Hess'  husband, Terri N. Hess.
(5) Includes a warrant to purchase 16,100 shares of Common Stock at an exercise price of $1.143 per share which is exercisable within 60 days.
(6) Includes a warrant to purchase 4,187 shares of Common Stock at an exercise price of $1.143 per share which is exercisable within 60 days.
(7) Includes a warrant to purchase 4,151 shares of Common Stock at an exercise price of $1.143 per share which is exercisable within 60 days.
(8) Includes a warrant to purchase 2,533 shares of Common Stock at an exercise price of $1.143 per share which is exercisable within 60 days.
(9) Includes a warrant to purchase 1,029 shares of Common Stock at an exercise price of $1.143 per share which is exercisable within 60 days.

ALLOCATION OF SHARES SOLD AMONG SELLING SHAREOWNERS
    At the Minimum Offering (480,000 shares), an aggregate of 265,945 shares will have been sold on behalf of the Selling Shareowners; if 2,760,800 shares are sold in the Offering, an aggregate of 1,277,791 shares will have been sold on behalf of the Selling Shareowners; and at the Maximum Offering (3,850,000 shares), an aggregate of 1,543,160 shares will have been sold on behalf of the Selling Shareowners. The particular amounts sold on behalf of each Selling Shareowner at such points in the Offering are set forth under the table above.

    Pursuant to certain contractual registration rights previously granted to the former owners of Series A Convertible Preferred Stock ("Series A Selling Shareowners"), 20% of the shares offered hereunder will be offered on behalf of Series A Selling Shareowners until such persons have sold a total of 552,160 shares of Common Stock. Sales of shares will be allocated among the Series A Selling Shareowners in proportion to the number of shares offered for sale by each such person in the Offering. At the Minimum, 96,000 shares will have been sold on behalf of Series A Selling Shareowners; 20% of the shares sold in the Offering thereafter will be sold on behalf of such persons until an aggregate of 2,760,800 shares have been sold in the Offering.

    Pursuant to certain similar contractual registration rights granted to former owners of Series B Convertible Preferred Stock ("Series B Selling Shareowners"), an additional 20% of the shares offered hereunder will be offered on behalf of Series B Selling Shareowners until such persons have sold an aggregate of 53,000 shares of Common Stock. Sales of shares will be allocated among the Series B Selling Shareowners in proportion to the number of shares offered for sale by each such person in the Offering. At the Minimum, all 53,000 shares offered by such persons will have been sold, and such persons will have no further participation in the Offering.

    The Company also granted other shareowners the opportunity to include their shares of Common Stock in the Offering. Accordingly, the Offering includes 938,000 shares of Common Stock owned by other shareowners ("Non-Contractual Selling Shareowners"), some of whom are executive officers of the Company. Approximately 29% of the shares sold in the Offering other than pursuant to contractual registration rights will be sold on behalf of Non-Contractual Selling Shareowners. Sales of shares will be allocated among the Non-Contractual Selling Shareowners in proportion to the number of shares offered for sale by each such person in the Offering. At the Minimum Offering, 116,945 shares will be sold on behalf of Non-Contractual Selling Shareowners. If 2,760,800 shares are sold in the Offering, 623,141 shares will have been sold on behalf of Non-Contractual Selling Shareowners. At the Maximum Offering, 938,000 shares will have been sold on behalf of Non-Contractual Selling Shareowners.

    See "Plan of Distribution" and "Use of Proceeds."

                             DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, without par value, and 10,000,000 shares of Preferred Stock, without par value.

COMMON STOCK
    Owners of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareowners. Shareowners are entitled to cumulate their votes in any election of directors, but currently the Company's Bylaws provide for the termination of cumulative voting upon the Company's listing of its Common Stock on a national securities exchange or national market quotation system. Thereafter, the owners of a majority of the shares voting for the election of directors would be able to elect a majority of the directors.

    Subject to preferences that may be applicable to any outstanding shares of Preferred Stock that may be issued, the owners of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation or dissolution of the Company, owners of Common Stock are entitled to share in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock presently outstanding are fully paid and nonassessable.

    In October and November 1995, Thomas L. Lackman, Brian M. Wright, Melissa
J. Shane, Lawrence E. Inman and Linda A. Hess granted proxies to Terri N. Hess to vote their respective shares of Common Stock. The proxies are effective for seven years or until the Company completes its second public offering of Common Stock, whichever occurs first.

    Assuming the conversion of Preferred Stock into Common Stock, there are approximately 39 owners of the Company's Common Stock as of December 25, 1996. The Company's Common Stock is not listed or quoted on any organized stock exchange or other trading market. There can be no assurance that the Common Stock will be approved for listing on any stock exchange or that any active trading market will develop or be sustained. See "Risk Factors--Possible Lack of Public Market."

PREFERRED STOCK
    Upon the sale of the Minimum, all currently outstanding shares of Preferred Stock will convert automatically into shares of Common Stock. The Board of Directors has the authority, without further action by the shareowners, to designate and issue up to 10,000,000 shares of Preferred Stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of the shares of Preferred Stock upon the rights of owners of the Common Stock until the Board of Directors determines the specific rights of the owners of such Preferred Stock. However, the rights might include, among other things, restricting dividends to the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the shareowners. The Company has no present plans to issue any shares of Preferred Stock. The Board of Directors is authorized, without action by the shareowners, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of Preferred Stock, the number of shares constituting any such series, and the designation thereof.

WARRANTS
    Purchasers of Series A Convertible Preferred Stock who voluntarily converted their shares of Series A Convertible Preferred Stock into shares of Common Stock received a warrant to purchase seven shares of Common Stock for each ten shares of Preferred Stock converted. The warrants have an exercise price of $1.143 per share and expire on May 23, 1999. Warrants to purchase 28,000 shares of Common Stock were outstanding as of December 25, 1996.

TRANSFER AGENT AND REGISTRAR
    The transfer agent and registrar for the Company's Common Stock is American Securities Transfer & Trust, Inc., of Denver, Colorado.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
    The Company has adopted provisions in its Articles of Incorporation that eliminate to the fullest extent permissible under California law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.


                          SHARES ELIGIBLE FOR FUTURE RESALE

    Upon completion of the Offering, assuming the sale of the Maximum and the conversion of the Preferred Stock into shares of Common Stock, the Company will have 15,780,750 shares of Common Stock outstanding, assuming no grants or exercises of options to purchase Common Stock. Of these, the 3,850,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). Sales of outstanding shares to residents of certain states or jurisdictions may only be effected pursuant to a registration in or applicable exemption from the registration provisions of the securities laws of such states or jurisdictions.

    The 12,887,000 outstanding shares of Common Stock which are held of record by 13 shareowners prior to the Offering, and the 253,350 shares of Common Stock issued upon the conversion of the Preferred Stock as a result of the Offering (excluding the 333,560 shares registered hereunder) are "restricted securities" and may not be sold in a public distribution except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144. Ninety days after the date of this Prospectus, 10,472,000 shares of Common Stock will be eligible for sale under Rule 144 under the Securities Act, subject to the notice, volume and other limitations (other than holding period limitations).
An additional 1,022,000 shares of Common Stock will be eligible for sale under Rule 144 subject to the foregoing limitations one year after the date of this Prospectus. In addition, ninety days after the date of this Prospectus up to 1,127,000 shares issuable under then-exercisable options could be sold in the public market under Rule 701 under the Securities Act, subject to certain limitations set forth in Rule 701.

    In general, under Rule 144 as currently in effect, if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company and the date on which they were acquired from an affiliate (as that term is defined in Rule 144), then the holder of such restricted shares (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) One percent of the outstanding shares of the Common Stock (approximately 156,500 shares immediately after the Offering if the Maximum is sold); and (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding the date on which the notice of such sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain requirements pertaining to the manner of such sales, notices of such sales, and the availability of certain public information concerning the Company.

    Sales of substantial amounts of shares in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through subsequent offerings of its equity securities.


                                 PLAN OF DISTRIBUTION

GENERAL
    The shares of Common Stock offered hereby will be sold directly to members of the public residing in selected states. Such shares are offered and sold on behalf of both the Company and the Selling Shareowners, and may be sold in any number of closings after the Minimum has been sold, until the Offering is terminated.

    At a closing on the Minimum Offering, the Company will sell 214,055 shares (approximately 45%) for its own account and 265,945 shares (approximately 55%) for the accounts of the Selling Shareowners. Thereafter, until an aggregate of 2,760,800 shares are sold, approximately 57% of the shares sold in any subsequent closing will be sold for the Company's account and approximately 43% will be sold for the accounts of the Selling Shareowners. After 2,760,800 shares have been sold, approximately 71% of the remaining shares sold in any subsequent closing will be sold for the Company's account and approximately 29% will be sold for the accounts of the Selling Shareowners. At a closing on the Maximum Offering, the Company will have sold 2,306,840 shares (approximately 60%) for its own account and 1,543,160 shares (approximately 40%) for the accounts of the Selling Shareowners. The Company will provide a supplement to this Prospectus at such time as the Minimum Offering has been sold, and a further supplement to this Prospectus at such time as 2,760,800 shares have been sold. Such supplements will include statements (i) that at least such number of shares have been sold,
(ii) that until an aggregate of 2,760,800 shares are sold, approximately 57% of the shares sold in any subsequent closing will be sold for the Company's account, and (iii) that after 2,760,800 shares have been sold, approximately 71% of the remaining shares sold in any subsequent closing will be sold for the Company's account. See "Risk Factors--No Proceeds to the Company from Sales by Selling Shareowners," "Use of Proceeds" and "Principal and Selling Shareowners."

    Copies of this Prospectus, with a Stock Subscription Agreement, will be mailed to selected persons who are customers or have other relationships with the Company or its officers and who reside in certain states. Copies also will be available to persons in such states through the Company's site on the World Wide Web (http://www.dechtar.com). All shares will be sold at the public offering price of $6.25 per share, and a minimum purchase of 100 shares will be required. The Company reserves the right to reject any Stock Subscription Agreement in full or in part.

    The Company only will effect offers and sales of shares through its designated sales representative, Thomas L. Lackman, the Company's President and Chief Operating Officer, and Joseph Richardson, the Company's Finance Administrator. Only Mr. Lackman will sign Stock Subscription Agreements on behalf of the Company and the Selling Shareowners and he will be the only individual who will conduct activities that involve making oral solicitations or approval of written communications. Under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Lackman and Mr. Richardson will not be considered as "brokers," as defined in the Exchange Act, solely by reason of participation in the Offering, because: (1) Mr. Lackman and Mr. Richardson are not subject to any of the statutory disqualifications set forth in Section 3(a)(39) of the Exchange Act; (2) in connection with the sale of the shares hereby offered, Mr. Lackman and Mr. Richardson will not receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities; (3) neither Mr. Lackman nor Mr. Richardson is an associated person (partner, officer, director or employee) of a broker or dealer; and (4) both Mr. Lackman and Mr. Richardson: (a) primarily perform substantial duties for the issuer otherwise than in connection with transactions in securities; (b) were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (c) will not participate in selling an offering of securities for any issuer more than once every 12 months. Mr. Richardson has successfully passed the Series 63--Uniform Securities Agent State Law Examination.

    To subscribe for shares of Common Stock, each prospective investor must complete, date, execute and deliver to the Escrow Agent a Stock Subscription Agreement and a check or VISA/MasterCard authorization (valid card number, expiration date and authorized signature) in the amount of the purchase price payable to DechTar Direct Inc. to be deposited into Millennium Bank. A copy of the Stock Subscription Agreement, together with a preaddressed return envelope, is included with this Prospectus.

ESCROW OF MINIMUM PROCEEDS
    The shares are hereby offered by the Company on a "Minimum/Maximum" basis subject to the subscription and payment for not less than 480,000 shares during the Escrow Period. All subscription payments received during the Escrow Period will be deposited into an interest-bearing Escrow Account with the Escrow Agent. If the Minimum has not been subscribed fully before termination of the Offering, all monies deposited in the Escrow Account will be refunded to the subscribers, without interest and without any deduction for expenses. Regardless of whether the Minimum is subscribed, no interest will be paid to subscribers and any interest earned during the Escrow Period will be paid to the Company. All funds held in the Escrow Account will be invested in short-term money market accounts. Upon raising the Minimum, the Escrow Account shall be terminated, the Escrow Period shall end, subscribers will become shareowners and any subsequent proceeds from the sale of shares shall go directly to the Company and the Selling Shareowners.

    During the Escrow Period, all subscription payments for shares must be delivered with a completed Stock Subscription Agreement to the Escrow Agent. A written confirmation, along with a signed copy of the accepted Stock Subscription Agreement, will be mailed by the Company to each subscriber within fifteen business days of receipt. Stock certificates will not be issued to subscribers until such time as the funds are released from the Escrow Account to the Company and the Selling Shareowners. Until such time, purchasers will be deemed subscribers and not shareowners of the Company. During the Escrow Period, subscribers will have no right to a return of their payment.

    If the Minimum has been subscribed fully on or before twelve months after the date of this Prospectus, the Company and the Selling Shareowners will continue to offer shares, but not for more than a total of 3,850,000 shares.
The Offering shall be terminated upon the earliest of: (i) The sale of the Maximum; (ii) twelve months after the date of this Prospectus; or (iii) the date on which the Company decides to close the Offering. The Company reserves the right to reject any Stock Subscription Agreement in full or in part and to terminate the Offering at any time.

    Purchases by directors, officers and other employees of the Company before the Minimum is achieved will be limited to 10% of the Minimum.

DETERMINATION OF OFFERING PRICE
    Prior to the Offering, there has been no market for the Common Stock of the Company, and there can be no assurance that any trading market for the Common Stock will develop or be sustained. The Offering price has been determined by the

Company's Board of Directors. Among factors considered in determining the Offering price were the Company's results of operations, its current financial condition, its future prospects, the state of the markets for its products, and the economics of the industry. This price, however, may not accurately reflect book value, earnings or other generally recognized indicia of value or the public market's determination of the value of the Common Stock.

    The post-Offering fair market value of the Company's Common Stock, whether or not any secondary trading market develops, is variable, and may be impacted by the business and financial condition of the Company, as well as factors beyond the Company's control. The price also may vary due to economic conditions and forecasts and general conditions in the adult entertainment and adult mail-order industries.


LEGAL MATTERS

    The validity of the shares of Common Stock hereby offered will be passed upon for the Company by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California.


EXPERTS

    The Financial Statements of the Company as of and for the years ended December 28, 1994, and December 27, 1995, audited by its independent auditors Stonefield Josephson Accountancy Corporation, Certified Public Accountants, have been included in this Prospectus in reliance upon their report appearing elsewhere herein.


ADDITIONAL INFORMATION

    A Registration Statement on Form SB-2, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the shares offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's Western Regional office located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of all or any part thereof also may be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of certain fees prescribed by the Commission.

                              DECHTAR DIRECT, INC.



                          INDEX TO FINANCIAL STATEMENTS


          Independent Auditors' Report . . . . . . . . . . . .F-2

          Balance Sheets . . . . . . . . . . . . . . . . . . .F-3

          Statements of Income . . . . . . . . . . . . . . . .F-5

          Statements of Stockholders' Equity . . . . . . . . .F-6

          Statements of Cash Flows . . . . . . . . . . . . . .F-8

          Notes to Financial Statements. . . . . . . . . . . F-10

INDEPENDENT AUDITORS' REPORT



Board of Directors
DechTar Direct, Inc.
San Francisco, California


We have audited the accompanying balance sheets of DechTar Direct, Inc., a California corporation, as of December 28, 1994, and December 27, 1995, and the related statements of income, stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DechTar Direct, Inc., as of December 28, 1994, and December 27, 1995, and the results of its operations and cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.


STONEFIELD JOSEPHSON
ACCOUNTANCY CORPORATION


San Francisco, California
August 15, 1996

                              DECHTAR DIRECT, INC.
                                 BALANCE SHEETS


                                     ASSETS

                                                                    (UNAUDITED)
                                      DECEMBER 28,   DECEMBER 27,  SEPTEMBER 25,
                                          1994           1995          1996
                                      ------------   ------------  ------------
CURRENT ASSETS:

     Cash                               $   31,262    $   194,329     $   87,862
     Accounts receivable, net              180,660        245,585        426,833
     Due from affiliates                    56,124        353,090        719,895
     Stockholder loan                       30,000              -              -
     Prepaid marketing expense           1,025,205      1,208,311      1,194,027
     Prepaid expenses                      130,792         46,029         23,416
     Deferred stock offering costs               -              -        306,926
                                        ----------     ----------     ----------

          Total current assets           1,454,043      2,047,344      2,758,959

PROPERTY AND EQUIPMENT, NET                404,764        617,952        866,195


OTHER ASSETS:

     Stockholder loan                       57,772              -              -
     Mailing list development costs, net   903,515      1,128,082      1,410,009
     Purchased mailing lists, net           71,876        400,769        356,949
     Deposits                               34,600         28,600         33,768
     Other assets                                -              -          2,087
                                        ----------     ----------     ----------

          Total other assets             1,067,763      1,557,451      1,802,813
                                        ----------     ----------     ----------

     Total assets                     $  2,926,570   $  4,222,747   $  5,427,967
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------




See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                                 BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                    (UNAUDITED)
                                     DECEMBER 28,   DECEMBER 27,   SEPTEMBER 25,
                                         1994           1995           1996
                                     ------------   ------------   ------------

CURRENT LIABILITIES:

     Notes payable                      $  546,900     $  241,579     $  352,106
     Note payable, stockholder                   -          7,839         55,849
     Capital leases                         29,778         15,895         38,088
     Accounts  payable and
      accrued expenses                     929,455      1,591,084      1,762,079
     Deferred revenue                      120,914        208,176        663,174
     Deferred income taxes                 411,225        484,722        478,987
                                        ----------     ----------     ----------

          Total current liabilities      2,038,272      2,549,295      3,350,283

NOTES PAYABLE                              279,534        352,755        255,791

CAPITAL LEASES                              19,231         18,150         61,335

DEFERRED INCOME TAXES                      149,587        183,212        160,104

COMMON STOCK SUBJECT TO REDEMPTION,
     560,000 SHARES AT DECEMBER 28, 1994,
     AND 1,680,000 SHARES AT
     DECEMBER 27, 1995, AND
     SEPTEMBER 25, 1996 (NOTE 2)               933          5,033          5,033


STOCKHOLDERS' EQUITY:

     Common stock, 25,000,000 shares
          authorized, 10,640,000,
          10,920,000 and 11,207,000
          shares issued and outstanding
          at December 28, 1994,
          December 27, 1995, and
          September 25, 1996, respectively  11,201         12,626        433,626
     Preferred stock A, $10 par value,
          10,000,000 shares authorized,
          60,630 and 55,490 shares issued
          and outstanding at December 27,
          1995, and September 25, 1996,
          respectively                           -        552,691        459,338
     Preferred stock B, $3 par value,
          180,000 shares authorized,
          71,667 shares issued and
          outstanding at
          September 25, 1996                     -              -        214,183
     Retained earnings                     427,812        548,985        488,274
                                        ----------     ----------     ----------

          Total stockholders' equity       439,013      1,114,302      1,595,421
                                        ----------     ----------     ----------

          Total liabilities and
           stockholders' equity         $2,926,570     $4,222,747     $5,427,967
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------


See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                              STATEMENTS OF INCOME


                                                                                          (UNAUDITED)
                                               FISCAL YEAR ENDED                       NINE MONTHS ENDED
                                      ----------------------------------      ----------------------------------
                                       DECEMBER 28,        DECEMBER 27,        SEPTEMBER 27,       SEPTEMBER 25,
                                           1994                1995                1995                1996
                                      --------------      --------------      --------------      --------------

Revenue                                 $6,146,488          $7,742,585          $6,213,835          $7,026,230

Cost of revenue                          4,108,388           5,038,230           3,954,197           5,054,045
                                        ----------          ----------          ----------          ----------

Gross profit                             2,038,100           2,704,355           2,259,638           1,972,185

Selling, general and
  administrative expense                 1,497,748           2,311,497           1,671,684           2,010,736
                                        ----------          ----------          ----------          ----------

Income (loss) from operations              540,352             392,858             587,954             (38,551)

Interest expense, net                      165,018             163,765             138,374              50,201
                                        ----------          ----------          ----------          ----------

Net income (loss) before income taxes      375,334             229,093             449,580             (88,752)

Provision (benefit) for income taxes       167,904             107,920             211,786             (28,041)
                                      ------------        ------------        ------------        ------------

Net income (loss)                    $     207,430       $     121,173       $     237,794       $     (60,711)
                                      ------------        ------------        ------------        ------------
                                      ------------        ------------        ------------        ------------

Net income per share                         $0.02               $0.01               $0.02              $(0.01)
                                              ----                ----                ----                ----
                                              ----                ----                ----                ----

Weighted average
  common shares outstanding             12,600,000          12,600,000          11,200,000          13,355,497
                                      ------------        ------------        ------------        ------------
                                      ------------        ------------        ------------        ------------

See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                    PREFERRED STOCK
                                                                  --------------------------------------------------
                                   COMMON STOCK                        SERIES A                      SERIES B
                            --------------------------       ----------------------------    ------------------------  RETAINED
                              SHARES          AMOUNT            SHARES          AMOUNT         SHARES        AMOUNT    EARNINGS
                           ------------    ------------      ------------    ------------    ----------    ----------  --------
Balance, December 30,
  1993                       11,200,000        $12,134           -                 -           -              -          $220,382

  Less shares subject
  to redemption                (560,000)          (933)          -                 -           -              -             -

  Net income, 1994                 -              -              -                 -           -              -           207,430
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------
Balance, December 28,
  1994                       10,640,000         11,201           -                 -           -              -           427,812

  Net income, 1995                 -              -              -                 -           -              -           121,173

  Issuance of common
  stock-- non-cash            1,400,000          5,525           -                 -           -              -            -

  Less shares subject
  to redemption              (1,120,000)        (4,100)          -                 -           -              -             -

  Issuance of Series A
  preferred stock -
  non-cash                         -              -            52,630       $526,300           -              -             -

  Issuance of Series A
  preferred stock -
  cash                             -              -             8,000         80,000           -              -              -

  Stock offering costs             -              -              -           (53,609)          -              -              -
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------

Balance, December 27,
1995                         10,920,000        $12,626         60,630       $552,691           -              -          $548,985

                            (CONTINUED ON NEXT PAGE)


See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY (CONTINUED)


                                                                                PREFERRED STOCK
                                                              ---------------------------------------------------
                                     COMMON STOCK                   SERIES A                      SERIES B
                                ---------------------         ---------------------         ---------------------        RETAINED
                                SHARES         AMOUNT         SHARES         AMOUNT         SHARES         AMOUNT        EARNINGS
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
  Net loss, nine
  months ended
  September 25, 1996                   -              -              -              -              -              -     $  (60,711)

  Issuance of common
  stock -- non-cash                7,000      $  21,000              -              -              -              -              -

  Issuance of Series A
  preferred stock -
  non-cash                             -              -          3,000      $  30,000              -              -              -

  Issuance of Series A
  preferred stock -
  cash                                 -              -         33,060        330,600              -              -              -

  Issuance of Series B
  preferred stock -
  cash                                 -              -              -              -         71,667       $215,000              -

  Conversion of Series A
  preferred stock to
  common stock                   280,000        400,000        (40,000)      (400,000)             -              -              -

  Stock offering costs                 -              -              -        (53,953)             -           (817)             -
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------

Balance, September 25,
  1996 (Unaudited)            11,207,000       $433,626         56,690       $459,338         71,667       $214,183       $488,274
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------


See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                            STATEMENTS OF CASH FLOWS


                                                                                              (UNAUDITED)
                                                       FISCAL YEAR ENDED                   NINE MONTHS ENDED
                                                 -------------------------------    --------------------------------
                                                 DECEMBER 28,       DECEMBER 27,    SEPTEMBER 27,      SEPTEMBER 25,
                                                      1994              1995             1995                1996
                                                 ------------       ------------    -------------      -------------
CASH FLOWS PROVIDED BY (USED FOR)
OPERATING ACTIVITIES:
   Net income (loss)                              $  207,430        $  121,173       $  237,794         $  ( 60,711)
   Adjustments to reconcile net cash
   provided by operating activities:
       Depreciation and amortization:
            Mailing list development costs           139,034           198,895          137,829             200,673
            Purchased mailing lists                   38,749            38,744           22,603              49,311
            Property and equipment                   127,516           185,230          134,521             151,557
       Deferred income taxes                         167,104           107,120          210,986             (28,841)
       Loss on asset disposal                         12,837            11,522            8,657                   -
       Preferred stock issued for
            services rendered                              -                 -                -              30,000
       Common stock issued as
            compensation                                   -             5,525                -              21,000
       Bad debts                                       6,542             6,705            4,913               2,500
    (Increase) decrease in operating assets:
       Accounts receivable                            65,084          (100,371)        (758,217)           (183,748)
       Due from affiliates                           (53,388)         (296,966)          (6,015)           (366,805)
       Prepaid marketing expense                      20,059          (183,106)        (292,664)             14,284
       Prepaid expenses                             (118,894)           84,763          122,372              22,613
       Deposits                                      (15,000)            6,000                -              (5,168)
   Increase (decrease) in operating
   liabilities:
       Accounts  payable and
            accrued expenses                          69,590           661,629          768,158             170,995
       Deferred revenue                               11,442            87,262          (14,448)            454,998
                                                 ------------       ------------    -------------      -------------
       Net cash provided by
            operating activities                     678,105           934,125          576,489             472,658
                                                 ------------       ------------    -------------      -------------

CASH FLOWS PROVIDED BY (USED FOR)
INVESTING ACTIVITIES:
   Costs for development of mailing lists           (414,579)         (423,462)        (334,831)           (482,600)
   Payments to acquire property
       and equipment                                (246,932)         (419,938)        (381,560)           (316,349)
   Advances to (payments from)
       stockholder                                   (53,187)         (197,648)        (206,122)             60,010
   Costs for purchases of mailing lists              (47,799)          (45,637)         (34,001)             (5,495)
   Proceeds from sale of property
       and equipment                                       -            10,000                -                   -
   Payments to acquire other assets                        -                 -                -              (2,087)
                                                 ------------       ------------    -------------      -------------
       Net cash used for investing activities       (762,497)       (1,076,685)        (956,514)           (746,521)
                                                 ------------       ------------    -------------      -------------
                                                 ------------       ------------    -------------      -------------

                            (CONTINUED ON NEXT PAGE)



See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                      STATEMENTS OF CASH FLOWS (continued)


                                                                                         (UNAUDITED)
                                                     FISCAL YEAR ENDED               NINE MONTHS ENDED
                                                 ----------------------------   ----------------------------
                                                 DECEMBER 28,    DECEMBER 27,   SEPTEMBER 27,  SEPTEMBER 25,
                                                     1994            1995           1995            1996
                                                 ------------    ------------   ------------   --------------
CASH FLOWS PROVIDED BY (USED FOR)
FINANCING ACTIVITIES:
   Proceeds from notes payable                     $ 150,770       $ 444,000      $ 444,000       $ 400,000
   Payments on notes payable                               -        (149,800)       (88,909)       (386,436)
   Payments on notes payable, stockholder                  -               -              -         (12,000)
   Payments on capital leases                        (10,843)        (14,964)       (11,508)        (18,072)
   Proceeds from issuance of
      preferred stock, net of $53,609
      stock offering costs                                 -          26,391              -         490,830
   Common stock issuance costs                             -               -         (2,505)       (306,926)
                                                  ----------      ----------     ----------      ----------
      Net cash provided by
        financing activities                         139,927         305,627        341,078         167,396
                                                  ----------      ----------     ----------      ----------

Net increase (decrease) in cash                       55,535         163,067        (38,947)       (106,467)

Cash at beginning of period                          (24,273)         31,262         31,262         194,329
                                                  ----------      ----------     ----------      ----------

Cash at end of period                              $  31,262       $ 194,329      $  (7,685)      $  87,862
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------


SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:

   Interest paid                                   $ 170,160       $ 168,733      $ 143,699       $  72,161
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------

   Income taxes paid                               $     800       $     800      $     800       $     800
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:

   Purchased mailing lists from majority
   stockholder in exchange for:

      Notes payable                                        -       $ 322,000              -               -
      Offset of loan                                       -        (285,420)             -               -
      Offset of interest receivable                        -         (28,741)             -               -
                                                  ----------      ----------     ----------      ----------
                                                   $       -       $   7,839      $       -       $       -
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------

   Converted notes payable to
   preferred stock                                 $       -       $ 526,300      $       -       $       -
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------

   Preferred stock issued for
   services rendered                               $       -       $       -      $       -       $  30,000
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------

   Common stock issued as compensation             $       -       $   5,525      $       -       $  21,000
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------

   Converted preferred stock to
   common stock                                    $       -       $       -      $       -       $ 400,000
                                                  ----------      ----------     ----------      ----------
                                                  ----------      ----------     ----------      ----------


See accompanying independent auditors' report and notes to financial statements.

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FISCAL YEAR

The Company's fiscal year ends on the fourth Wednesday in December.

BUSINESS

The San Francisco-based Company provides lead generation, order processing, administrative, agency, advertising and mailing list rental services for adult mail-order catalog companies throughout the United States and Canada.

Approximately 63% for 1994 and 57% for 1995 of the Company's revenue was generated from the catalog lead generation program. This program produces qualified direct-mail leads for client mail-order companies and other direct-mail and publishing companies through space advertisements, package inserts and the Company's "catalog of catalogs."

Respondents to advertisements request specific client catalogs. The Company processes the resulting orders and provides consumer names and addresses to participating clients for a fee. Additionally, the Company receives fees for catalog order processing and related services. Clients mail the requested catalogs and product orders directly to the consumer, their customer.

The balance of the Company's revenues are from name list rental, advertising space sales, print and mailing service brokerage, and other agency services including creative design, prepress production, desktop publishing, advertising and mail insert resales, space and circulation planning and consulting.

PREPAID MARKETING EXPENSE

Pursuant to the American Institute of Certified Public Accountants' Statement of Position 93-7, the Company initially capitalizes media advertising expenditure costs that are designed to generate direct sales for its catalog lead generation program. These

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

costs are charged to operations over a six-month period, the time frame in which the related revenue is expected to be earned.

MAILING LISTS

The Company capitalizes costs relating to development of mailing lists and records purchased mailing lists at cost. For financial reporting purposes, mailing lists are amortized over their estimated revenue-producing life of seven years. For income tax purposes, purchased mailing lists are amortized over fifteen years and developed mailing list costs are charged to operations when incurred.

On an ongoing basis, at least quarterly, management reviews the value and period of amortization of its mailing lists. During this review, the Company reevaluates the significant assumptions used in determining the original costs of internally developed lists, together with assumptions regarding revenue growth, cash flows and other indicators of value in accordance with SFAS 121. Management then determines whether there has been a permanent impairment of value of its mailing lists, based upon current circumstances, and records writedowns as appropriate.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated over their estimated useful lives, generally five years, by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. For assets included as capital leases, amortization is based upon the lease term and is included with depreciation expense.

REVENUE RECOGNITION

Revenue is recognized when services are provided. Customer payments received in advance are deferred until the services are provided.

CONCENTRATION OF CREDIT RISK

Revenue: During 1994 and 1995, the Company's largest customer, an entity owned by the Company's majority stockholder, accounted for approximately 20% and 27%, respectively, of the total revenue for the year. Services to this entity are billed monthly and are paid in accordance with standard credit terms.

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Source of Supply: Substantially all catalogs are printed and mailed by a midwest printing company. The Company believes that alternative printing sources are available without a significant increase in cost or of material disruption of its mailing services.

INCOME TAXES

Deferred income taxes are provided for the temporary differences between financial statements and income tax returns. Differences result primarily from prepaid marketing expense, mailing lists and utilization of net operating losses.

EARNINGS PER SHARE

Earnings per share is based upon the weighted average number of common shares outstanding during each year. The number of shares outstanding was adjusted to reflect a 16-for-1 stock split on December 20, 1995, and a 7-for-1 stock split on April 26, 1996. Common stock equivalents have been excluded because their effect was immaterial.

The 1,400,000 shares issued during 1995 were at a price significantly less than the anticipated public offering price. They have been treated as outstanding for earnings per share computation purposes.

ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES

During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which applies the fair-value method of accounting for stock-based compensation plans. In accordance with this recently issued standard, the Company expects to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and beginning in 1996 will make the appropriate disclosures of pro forma net income (loss) and earnings (loss) per share.

LEGAL ENVIRONMENT

Because a portion of the Company's business includes clientele that offer sexually oriented materials, the Company may be subject to heightened scrutiny by officials seeking to enforce federal or state obscenity laws. The initiation of such proceedings could have a material adverse effect upon the Company's business, results of operations

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and financial condition. The Company is not now and has not been subject to any law enforcement proceeding, nor is it aware of any such proceedings previously directed at entities other than the primary producers of adult materials. The Company employs compliance procedures in the form of, among other things, controls and written policies to assure, in management's opinion, adherence to all applicable federal, state and local laws and regulations.

INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements for the interim periods ended June 25, 1995, and June 26, 1996, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation SB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 26, 1996, are not necessarily indicative of the results that may be expected for the year ending December 25, 1996.


NOTE 2 - RELATED PARTIES

Due from affiliates year-end balances consists of the following:

                                                         1994          1995
                                                      --------       --------
          Active company owned by the majority
            stockholder, for services rendered         $53,604       $324,803
          Inactive company owned by the majority
            stockholder                                  2,520         18,287
          Active company owned by the majority
            stockholder, for note payable                    -         10,000
                                                      --------       --------
                                                       $56,124       $353,090
                                                      --------       --------
                                                      --------       --------

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 2 - RELATED PARTIES (CONTINUED)

Due from affiliates for the interim period balances consists of the following:

                                                     (UNAUDITED)   (UNAUDITED)
                                                    SEPTEMBER 27,  SEPTEMBER 25,
                                                         1995          1996
                                                         ----          ----
          Active company owned by the majority
            stockholder, for services rendered       $  45,253       $702,808
          Inactive company owned by the majority
            stockholder                                 16,886         17,087
                                                      --------       --------
                                                     $  62,139       $719,895
                                                      --------       --------
                                                      --------       --------

Since its inception, the Company's largest client has been Voyages Catalog Group, Inc. ("VCG"), a company which markets adult-oriented products. VCG is owned by Terri N. Hess, the principal shareowner and Chief Executive Officer of the Company.

Under an agreement dated January 1, 1996, the Company agreed to provide to VCG certain services and granted VCG certain pricing discounts at below the rates normally charged to the Company's other clients primarily based upon volume. VCG agreed to use the Company as its first resource for such services. In addition, the Company, pursuant to an agreement for management consulting services, pays $6,500 per month to VCG for consulting services, including assistance with the development of catalog, marketing and advertising strategies. Pursuant to the foregoing agreements, VCG purchased services from the Company in an aggregate amount of $2,093,089 during fiscal year 1995. The Company believes that each of its contracts with VCG was entered into on terms and at prices no less favorable than the Company could have received from an unaffiliated party.

The Company's September 1995 employment agreement with its current President and Chief Operating Officer granted him 1,120,000 shares of common stock, as adjusted to reflect stock splits in December 1995 and April 1996, and an option to purchase 10,000 shares of Series A preferred stock, or a comparable series of preferred stock, convertible into 1,120,000 shares of common stock, for a period of five years at an adjusted exercise price of $1.43 per share of common stock. The Company and its majority stockholder together have an obligation to repurchase the granted shares (but not any shares acquired under the option agreement) in the event of termination of employment with the Company for any reason.

During 1991, the Company issued 560,000 shares of common stock, as adjusted to reflect stock splits in December 1995 and April 1996, to a current officer and director

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 2 - RELATED PARTIES (CONTINUED)

under the terms of an incentive stock bonus agreement effective in January 1992. In the event of death or involuntary termination of employment without cause, the Company has an obligation to repurchase these shares at the greater of $0.09 per share or fair market value. Lesser amounts are to be paid in the event of voluntary termination or termination with cause.


NOTE 3 - PREPAID MARKETING EXPENSE

Prepaid marketing expense consists of the following:

                                                    1994              1995
                                                    ----              -----

          Media advertising expenditures         $15,509,166       $12,006,591
          Less accumulated amortization           14,300,855        10,981,386
                                                 -----------       -----------
                                                $  1,208,311      $  1,025,205
                                                 -----------       -----------
                                                 -----------       -----------

Amortization totaled $2,981,884 and $3,319,369 for the years 1994 and 1995, respectively.


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                          1994          1995
                                                     -----------   -----------
      Computer equipment and software                   $446,115    $  493,188
      Equipment                                           73,992       208,052
      Leasehold improvements                              95,230       145,279
      Furniture and fixtures                              74,345       137,396
      Automobiles                                          8,415        58,415
                                                     -----------   -----------
                                                         748,097     1,042,330
      Less accumulated depreciation and amortization     343,333       424,378
                                                     -----------   -----------
                                                        $404,764    $  617,952
                                                     -----------   -----------
                                                     -----------   -----------

NOTE 5 - MAILING LISTS

Mailing lists consist of the following:

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 5 - MAILING LISTS (CONTINUED)

                                                          1994         1995
                                                       ---------    ----------
     Developed mailing lists:
          Beginning balance                           $  709,214    $1,123,794

          External marketing costs capitalized:
             Advertising - space ads                     281,573       211,425
             List rental and insert fees                  49,769        64,321
             Printing and mailing                         33,191        56,742
             Catalog postage                              22,310        34,265

          Internal direct marketing costs capitalized:
             Payroll                                   $  20,129     $  39,622
             Office, occupancy and depreciation            7,608        17,087
                                                       ---------    ----------
                Total costs capitalized                  414,580       423,462

          Less accumulated amortization:
             Beginning balance                            81,246       220,280
             Current amortization                        139,033       198,894
                                                       ---------    ----------
                Accumulated amortization                 220,279       419,174

          Ending balance                              $  903,515    $1,128,082
                                                       ---------    ----------
                                                       ---------    ----------

     Purchased mailing lists:
          Beginning balance                            $  84,077    $  131,877
          Additions                                       47,800       367,637
                                                       ---------    ----------
                                                         131,877       499,514

          Less accumulated amortization:
             Beginning balance                            20,618        60,002
             Current amortization                         39,383        38,743
                                                       ---------    ----------
                Accumulated amortization                  60,001        98,745
                                                       ---------    ----------
          Ending balance                               $  71,876    $  400,769
                                                       ---------    ----------
                                                       ---------    ----------

On July 1, 1995, Terri N. Hess sold various lists of names to the Company for $322,000, or approximately $0.50 per name. These names previously had been made available to the Company at no cost even though the names had value to the Company. The purchase price was offset against unsecured loans made to that stockholder. At December 27, 1995, the remaining unpaid amount was $7,839.

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 6 - NOTES PAYABLE

Notes payable consist of the following:

                                                            1994        1995
                                                            ----        ----

     Unsecured note payable to a partnership,
     interest only at 11% payable monthly, due
     January 1998.                                            -       $152,930

     Unsecured note payable to an individual,
     interest only at 11% payable monthly, due
     January 1998.                                            -        125,000

     Bank line of credit, secured by substantially
     all Company assets, interest at prime plus
     two percentage points payable monthly, due
     July 1996.                                               -         99,000

     Note payable to an individual, secured by
     30,000 shares of the Company's common
     stock, interest at 10% plus principal payments
     of $8,333 payable monthly, due July 1996.          158,333         58,333

     Unsecured note payable to an individual,
     interest only at 10% payable monthly, due
     December 2000; replacing unsecured demand
     notes requiring monthly interest payments
     at 20% and 21% at December 28, 1994.                40,000         47,372
     Unsecured note payable to trust, interest only
     at 20% payable monthly, due January 1996.          210,000         40,000

     Unsecured note payable to an individual,
     interest only at 10% payable monthly, due
     January 1998.                                            -         38,956

     Unsecured notes payable to an individual,
     payable in monthly installments of $997,
     including interest at 10%, due January 1996;
     replacing an unsecured demand note requiring
     monthly interest payments at 20% at
     December 28, 1994.                                  24,000         21,600

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 6 - NOTES PAYABLE (CONTINUED)


                                                         1994           1995
                                                         ----           ----

     Note payable to an individual, secured by
     5,000 shares of the Company's common stock,
     interest at 10% plus principal payments of
     $1,389 payable monthly, due May 1996.              $23,611       $  6,944

     Note payable to bank, secured by automobile,
     monthly payment of $232 including interest,
     due August 1997.                                     6,490          4,199

     Unsecured demand note payable to a partner-
     ship, interest only at 25% payable monthly;
     converted to Series A Preferred Stock during
     December 1995.                                     200,000             -


     Unsecured demand notes payable to individuals,
     interest only at 20% payable monthly; converted
     to Series A Preferred Stock during December 1995.  135,000             -

     Unsecured demand notes payable to individuals,
     interest only at 24% payable monthly; assigned
     to another holder and converted to Series A
     Preferred Stock during December 1995.               29,000              -
                                                       ---------    ----------
                                                        826,434        594,334
     Less current maturities                            546,900        241,579
                                                       ---------    ----------
                                                       $279,534       $352,755
                                                       ---------    ----------
                                                       ---------    ----------

The following schedule summarizes the aggregate maturities of the notes payable at December 27, 1995:

       YEAR ENDING DECEMBER                             AMOUNT
       --------------------                             ------

             1996                                    $  241,579
             1997                                        41,849
             1998                                       289,094
             1999                                        10,363
             2000                                        11,449
                                                     ----------
                                                     $  594,334
                                                     ----------
                                                     ----------

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 7 - CAPITAL LEASES PAYABLE

Obligations under capital leases represent the present value of future net minimum lease payments under agreements with a cost of $145,333 and $55,650 and accumulated depreciation of $66,465 and $16,135 as of December 28, 1994, and December 27, 1995, respectively.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the minimum lease payments as of December 28, 1994, and December 27, 1995:

             YEAR ENDING DECEMBER                      1994           1995
             --------------------                      ----           ----

                    1995                             $37,663        $      -
                    1996                              10,816          20,533
                    1997                              10,816          19,724
                    1998                                 901             901
                                                    --------        --------

      Total minimum lease payments                    60,196          41,158
      Less amount representing interest               11,187           7,113
                                                    --------        --------

      Present value of net minimum lease payments     49,009          34,045
      Less current maturities                         29,778          15,895
                                                    --------        --------

      Non-current maturities                         $19,231         $18,150
                                                    --------        --------
                                                    --------        --------

NOTE 8 - PREFERRED STOCK

During December 1995, 60,630 shares of $10 par value, non-voting Series A Convertible Preferred Stock were issued pursuant to a private placement memorandum. The stock is entitled to receive annual dividends of 8% of the par value on a cumulative basis when, as and if declared by the Board of Directors, and is convertible into shares of the Company's Common Stock, no par value, on a one-to-one basis. Note holders converted $526,300 of their debt into Preferred Stock and the Company received $26,391 of cash, net of stock offering costs, which was used to provide additional working capital.

The Company has the right to redeem the stock at any time after the third, fourth and fifth anniversary of the date of purchase. In addition, the stock is to be converted automatically into Common Stock, at the then applicable conversion price, upon the closing of a sale of the Company's Common Stock pursuant to a public offering greater than $1,000,000.

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 9 - RECAPITALIZATION

During December 1995, the Company amended its Articles of Incorporation to increase Common Stock from 1,000,000 shares to 10,000,000 shares, and it authorized Preferred Stock of 10,000,000 shares. Also as of that date, a 16-for-1 Common Stock split was declared.

During April 1996, the Articles of Incorporation increased the authorized Common Stock from 10,000,000 shares to 25,000,000 shares. 200,000 shares of Preferred Stock were designated as Series A Convertible Preferred Stock. Also as of that date, a 7-for-1 Common Stock split was declared.

Common Stock has been restated retroactively to reflect the above transactions. Also, earnings per share have been computed taking into account the changes in stock, shares authorized and stock splits.

The following is a summary of the restatements:

                                         OUTSTANDING SHARES OF COMMON STOCK
                                         ------------------------------------
                                        HISTORICAL BASIS      RESTATED BASIS
                                        ----------------      ---------------

Balance, December 30, 1993, and
 December 28, 1994                              100,000          11,200,000
Issuance of Common Stock                         12,500           1,400,000
Recapitalization                              1,687,500                   -
                                            -----------          ----------

Balance, December 27, 1995                    1,800,000          12,600,000
                                            -----------          ----------
                                            -----------          ----------

NOTE 10 - INCOME TAXES

The provision for income taxes consists of the following:

                                                1994                1995
                                                ----                -----

 Current tax expense - California           $       800          $      800
 Deferred tax expense - federal                 115,459              77,432
 Deferred tax expense - California               51,645              29,688
                                            -----------          ----------
                                            $   167,904          $  107,920
                                            -----------          ----------
                                            -----------          ----------

The tax provision differs from the amount that would result from applying the highest statutory rate to income before taxes because of the effect of certain permanent tax differences, as explained below:

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 10 - INCOME TAXES (CONTINUED)


                                                         1994           1995
                                                         ----           ----

    Tax at highest federal statutory rate              $127,613     $  77,892

    Net effect of California franchise tax               23,039        14,062

    Permanent differences:
      Meals and entertainment                             5,562         9,897
      Officers' life insurance                            1,139         1,796
      Net operating loss carryforward limitations        10,551         4,273
                                                    -----------    ----------

    Provision for income taxes                         $167,904      $107,920
                                                    -----------    ----------
                                                    -----------    ----------

The major components of deferred tax assets and liabilities consist of the following:


                                                         1994          1995
                                                         ----          ----

    Deferred tax assets:
      Net operating loss carryforward               $   216,915    $  256,965
      California franchise tax                           52,636        62,730
      Depreciation                                        4,773        24,032
                                                    -----------    ----------
                                                        274,324       343,727
                                                    -----------    ----------
    Deferred tax liabilities:
      Prepaid marketing expense                        (443,914)     (523,199)
      Mailing list development costs                   (391,222)     (488,462)
                                                    -----------    ----------
                                                       (835,136)   (1,011,661)
                                                    -----------    ----------
                                                    $  (560,812)   $ (667,934)
                                                    -----------    ----------
                                                    -----------    ----------

    Federal and state deferred taxes:
      Current                                       $  (411,225)  $  (484,722)
      Long-term                                        (149,587)     (183,212)
                                                    -----------    ----------
                                                    $  (560,812)  $  (667,934)
                                                    -----------    ----------
                                                    -----------    ----------

The Company has available approximately $669,000 and $315,000 of federal and California net operating loss carryforwards, respectively, which can be used to offset future taxable income until their expiration in the years ending through 2010.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENT

The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 27, 1995:

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

                       YEAR ENDING DECEMBER                     AMOUNT
                       --------------------                     ------

                              1996                            $ 138,200
                              1997                              152,400
                              1998                              153,600
                              1999                              188,800
                              2000                               16,000
                                                              ----------
                                                              $ 649,000
                                                              ----------
                                                              ----------

Rent expense totaled $76,112 and $145,463 for the years 1994 and 1995, respectively.

SALES TAX EXAMINATION

The Company currently is being audited by the California State Board of Equalization and is in the process of appealing a proposed assessment of approximately $150,000. Management believes that any sales tax liability imposed by the State of California will have immaterial effect upon its financial condition and results of operations because its contracts with its customers permit it to seek reimbursement of such tax. Therefore, no provision for a liability has been provided for in the financial statements.


NOTE 12 - SUBSEQUENT EVENTS

During April 1996, the Company adopted a non-compensatory Key Employee Stock Option Plan providing for the grant of up to 1,000,000 shares of Common Stock. Options may be exercised over a four-year period beginning one year after the date of grant. Sixty employees were granted the rights to purchase a total of 101,521 shares at the option price of $3.00 per share.

During April and August 1996, two individuals each were granted 3,500 shares of the Company's Common Stock, and each also was granted an option to purchase an additional 3,500 shares at an option price of $3.00 per share, as consideration for agreeing to serve as a member of the Board of Directors.

During January through September 1996, 360,600 additional shares of $10 par value, non-voting Series A Convertible Preferred Stock were issued and the Company received $306,647 of additional cash, net of stock offering costs, which was used to provide additional working capital.

During July 1996, the Company obtained a $300,000 revolving line of credit with a new bank. The borrowing, which is due July 31, 1997, provides for interest at the bank's reference rate plus two percentage points. The bank has a security interest in

                              DECHTAR DIRECT, INC.
                          NOTES TO FINANCIAL STATEMENTS
           Fiscal Years Ended December 28, 1994 and December 27, 1995

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)

substantially all Company assets under the loan agreement. Borrowings are guaranteed by the majority stockholder and a company wholly owned by him.

                                     DECHTAR
                                     DIRECT

                            DechTar's catalog request
                             programs generate leads
                           for direct mail clients by
                           advertisisng client catalogs
                              in national magazines
                              and in the company's
                              catalog-of-catalogs.

Photographs of covers of twelve
client catalogs.
[PHOTO]

                   Graphical representation of following
                       DechTar logos:  Love Stuff,
                     Intimate Treasures, Chain Male
                          and DechTar Direct.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and Bylaws provide that the liability of directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law, except for liability (A)(i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Corporations Code, or
(vii) under Section 316 of the California Corporations Code. In addition, the Company's Articles of Incorporation and Bylaws authorize the Company to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in
Section 204 of the California Corporations Code with respect to actions for breach of duty to the Company and its shareholders.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All amounts shown, other than the SEC registration fee, are estimates:

    SEC registration fee . . . . . . . . . . . . . . .       $  8,297
    Stock exchange application fee . . . . . . . . . .         20,000
    Blue Sky fees and expenses . . . . . . . . . . . .         30,000
    Printing, mailing, electronic media and
      engraving expenses . . . . . . . . . . . . . . .        400,000
    Legal fees and expenses. . . . . . . . . . . . . .        125,000
    Accounting fees and expenses . . . . . . . . . . .        105,000
    Transfer Agent and Registrar fees. . . . . . . . .         20,000
    Escrow fees. . . . . . . . . . . . . . . . . . . .         25,000
    Miscellaneous. . . . . . . . . . . . . . . . . . .        243,203
                                                             --------
    Total. . . . . . . . . . . . . . . . . . . . . . .       $976,500
                                                             --------
                                                             --------

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

Since November 1, 1993, the Company has sold the following unregistered securities without any underwriter and without payment of any selling commission to any person:

    (1) In September 1995, the Company issued 1,120,000 shares of Common Stock to Thomas L. Lackman in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Act"), in connection with his execution of an Employment Agreement with the Company. The Company believes that the issuance complied with Section 4(2) in that it did not involve a public offering.

    (2) In December 1995, the Company issued 224,000 shares of Common Stock to Melissa Shane, an executive officer of the Company, in reliance on
         Section 4(2) of the Act in exchange for services rendered as an executive officer of the Company. The Company believes that the issuance complied with Section 4(2) in that it did not involve a public offering.

    (3) In December 1995, the Company issued 56,000 shares of Common Stock to Lawrence Inman, an employee of the Company, in reliance on
         Section 4(2) of the Act in exchange for services rendered as an employee of the Company. The Company believes that the issuance complied with Section 4(2) in that it did not involve a public offering.

    (4) From December 1995 to March 1996, the Company issued 98,130 shares of Series A Convertible Preferred Stock in reliance on Rule 505 of Regulation D as promulgated under the Act for aggregate consideration of $981,300, of which $285,000 was cash consideration, $140,000 reflected the assignment of notes and other assets to the Company, $526,300 reflected the conversion of outstanding indebtedness, and $30,000 reflected shares issued in exchange for the provision of certain consulting services. The Company believes that the issuance complied with the requirements of Rule 505 in the following manner:
         (1) the aggregate offering price of the issuance did not exceed $5,000,000; (2) the issuance was not made to more than 35 persons; and
         (3) offers and sales related to the issuance satisfied the provisions of Rules 501 and 502 of Regulation D.

    (5) In April 1996, the Company issued 3,500 shares of Common Stock to Andrew August, a director of the Company, in reliance on Section 4(2) of the Act in exchange for services rendered as a director of the Company. The Company believes that the issuance complied with
         Section 4(2) in that it did not involve a public offering.

    (6) In August 1996, the Company issued 3,500 shares of Common Stock to John C. Gibson, a director of the Company, in reliance on Section 4(2) of the Act in exchange for services rendered as a director of the Company. The Company believes that the issuance complied with
         Section 4(2) in that it did not involve a public offering.

    (7) From September 9, 1996 to September 24, 1996, the Company offered and issued 180,000 shares of Series B Convertible Preferred Stock in reliance on Rule 505 of Regulation D for aggregate consideration of $540,000. The Company believes that the issuance complied with the requirements of Rule 505 in the following manner: (1) the aggregate offering price of the issuance did not exceed $5,000,000; (2) the issuance was not made to more than 35 persons; and (3) offers and sales related to the issuance satisfied the provisions of Rules 501 and 502 of Regulation D.

ITEM 27.  EXHIBITS

    3.1 Amended and Restated Articles of Incorporation of the Company (including the Certificate of Determination with respect to the Series B Convertible Preferred Stock)*

    3.2     Bylaws of the Company*

    4.1     Specimen of Stock Certificate*

    5.1 Legal Opinion and Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation*

    9.1 Form of Irrevocable Voting Proxy (executed by Thomas L. Lackman on September 25, 1995)*

    9.2 Form of Irrevocable Voting Proxy (executed by each of Brian M. Wright and Linda A. Hess on November 30, 1995)*

    9.3 Form of Irrevocable Voting Proxy (executed by each of Melissa J. Shane and Laurence E. Inman on December 1, 1995)*

    10.1 Agreement of Lease dated April 4, 1994, between the Company and Jane K. Molyneux Trust, as amended*

    10.2 Agreement for Agency Services dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*(1)

    10.3 Agreement for Management Consulting Services dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*

    10.4 Agreement for Catalog Request Fulfillment dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*

    10.5 Equipment Rental Agreement commencing April 24, 1995 between the Company and Voyages Catalog Group, Inc.*

    10.6 Agreement for Order Entry and Front-End Processing dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*

    10.7    Key Employee Incentive Stock Option Plan*

    10.8    Form Key Employee Incentive Stock Option Agreement*

    10.9 Letter dated April 12, 1996 from Thomas L. Lackman to Andrew August detailing director compensation*

    10.10 Incentive Stock Bonus Agreement between the Company and Brian Wright, effective as of January 1, 1992*

---------------
    *    Previously filed.
    (1)  Confidential treatment requested for portions of this Exhibit.

    10.11 Incentive Stock Repurchase Agreement between the Company and Brian Wright, effective as of January 1, 1992*

    10.12 Letter dated September 6, 1995 from Thomas L. Lackman to William T. Hess detailing Mr. Lackman's compensation*

    10.13 Director's Stock Option Agreement dated as of April 26, 1996 between the Company and Andrew August*

    10.14 Director's Stock Option Agreement dated as of August 14, 1996 between the Company and John C. Gibson*

    10.15 Executive Stock Option Agreement dated September 24, 1996 between the Company and Melissa Shane*

    10.16 Disbursement Request and Authorization dated July 29, 1996 between the Company and Millennium Bank*

    10.17 Executive Stock Option Agreement dated October 25, 1996 between the Company and Thomas L. Lackman*

    10.18 Purchase Agreement dated July 1, 1995 between the Company and William T. Hess*

    10.19 Letter Amendment dated November 8, 1996 between the Company, Terri N. Hess and Thomas L. Lackman*

    23.1 Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation*

    23.2    Consent of Stonefield Josephson Accountancy Corporation

    24.1    Powers of Attorney*

    99.1    Form of Escrow Agreement between the Company and Millennium Bank*

    99.2    Form of Subscription Agreement*

---------------

    *   Previously filed.


ITEM 28.  UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registration pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 24, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c)  The undersigned registrant hereby undertakes that:

         (1) For determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and authorized this Amendment to the Registration Statement to be signed on its behalf by the undersigned, in San Francisco, California, on this 5th day of February, 1997.

                                       DECHTAR DIRECT INC.,
                                       a California corporation


                                       By:       /s/ Terri N. Hess
                                           -------------------------------
                                                 Terri N. Hess
                                            Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


    Name                                 Title                     Date
    ----                                 -----                     ----

 /s/ Terri N. Hess                Director, Chief Executive    February 5, 1997
------------------------------    Officer, Secretary
    Terri N. Hess                 (Principal Executive
                                  Officer)

 /s/ Thomas L. Lackman            Director, President, Chief   February 5, 1997
------------------------------    Financial Officer
    Thomas L. Lackman             (Principal Financial and
                                  Accounting Officer)

* /s/ Brian Wright                Director                     February 5, 1997
------------------------------
    Brian Wright

*/s/ Melissa Shane                Director                     February 5, 1997
------------------------------
    Melissa Shane

*/s/ Andrew August                Director                     February 5, 1997
------------------------------
    Andrew August

*/s/ John C. Gibson               Director                     February 5, 1997
------------------------------
    John C. Gibson



*By Thomas L. Lackman, attorney-in-fact.

The undersigned, by signing his name hereto, does sign and execute this Amendment to the Registration Statement pursuant to Powers of Attorney executed by the above named officers and directors and previously filed with the Securities and Exchange Commission.

February 5, 1997
                                       By:   /s/ Thomas L. Lackman
                                          --------------------------------
                                                 Thomas L. Lackman
                                                 Attorney-In-Fact

                                    EXHIBIT INDEX

Exhibit                                                                Page No.
-------                                                                --------

 3.1 Amended and Restated Articles of Incorporation of the Company (including the Certificate of Determination with respect to the Series B Convertible Preferred Stock)*

 3.2  Bylaws of the Company*

 4.1  Specimen of Stock Certificate*

 5.1 Legal Opinion and Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation*

 9.1 Form of Irrevocable Voting Proxy (executed by Thomas L. Lackman on September 25, 1995)*

 9.2 Form of Irrevocable Voting Proxy (executed by each of Brian M. Wright and Linda A. Hess on November 30, 1995)*

 9.3 Form of Irrevocable Voting Proxy (executed by each of Melissa J. Shane and Laurence E. Inman on December 1, 1995)*

10.1 Agreement of Lease dated April 4, 1994, between the Company and Jane K. Molyneux Trust, as amended*

10.2 Agreement for Agency Services dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*(1)

10.3 Agreement for Management Consulting Services dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*

10.4 Agreement for Catalog Request Fulfillment dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*

10.5 Equipment Rental Agreement commencing April 24, 1995 between the Company and Voyages Catalog Group, Inc.*

10.6 Agreement for Order Entry and Front-End Processing dated January 1, 1996 between the Company and Voyages Catalog Group, Inc.*

10.7  Key Employee Incentive Stock Option Plan*

10.8  Form Key Employee Incentive Stock Option Agreement*


---------------
 *  Previously filed.
(1) Confidential treatment requested for portions of this Exhibit.

Exhibit                                                                Page No.
-------                                                                --------

10.9 Letter dated April 12, 1996 from Thomas L. Lackman to Andrew August detailing director compensation*

10.10 Incentive Stock Bonus Agreement between the Company and Brian Wright, effective as of January 1, 1992*

10.11 Incentive Stock Repurchase Agreement between the Company and Brian Wright, effective as of January 1, 1992*

10.12 Letter dated September 6, 1995 from Thomas L. Lackman to William T. Hess detailing Mr. Lackman's compensation*

10.13 Director's Stock Option Agreement dated as of April 26, 1996 between the Company and Andrew August*

10.14 Director's Stock Option Agreement dated as of August 14, 1996 between the Company and John C. Gibson*

10.15 Executive Stock Option Agreement dated September 24, 1996 between the Company and Melissa Shane*

10.16 Disbursement Request and Authorization dated July 29, 1996 between the Company and Millennium Bank*

10.17 Executive Stock Option Agreement dated October 25, 1996 between the Company and Thomas L. Lackman*

10.18 Purchase Agreement dated July 1, 1995 between the Company and William T. Hess*

10.19 Letter Amendment dated November 8, 1996 between the Company, Terri N. Hess and Thomas L. Lackman*

23.1 Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation*

23.2  Consent of Stonefield Josephson Accountancy Corporation

24.1  Powers of Attorney*

99.1  Form of Escrow Agreement between the Company and Millennium Bank*

99.2  Form of Subscription Agreement*

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* Previously filed.